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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

KATE SPADE & COMPANY
(Name of Subject Company)

KATE SPADE & COMPANY
(Name of Person Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

485865109
(CUSIP Number of Class of Securities)

Craig A. Leavitt
Chief Executive Officer
Kate Spade & Company
2 Park Avenue
New York, New York 10016
(212) 354-4900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Thomas Linko Senior Vice President, Chief Financial Officer Kate Spade & Company 2 Park Avenue New York, New York 10016 212-354-4900	Robert B. Schumer Justin G. Hamill Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

(a)
Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Kate Spade & Company, a Delaware corporation ("Kate Spade," the "Company" or "we"). Kate Spade's principal executive offices are located at 2 Park Avenue, New York, New York 10016, and its telephone number is (212) 354-4900.

(b)
Securities.

        The title of the class of equity securities to which this Schedule 14D-9 relates is Kate Spade's shares ("Shares") of common stock, par value $1.00 per share ("Common Stock"). As of May 22, 2017, the latest practicable date prior to the filing of this Schedule 14D-9, there were 128,623,421 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

(a)
Name and Address.

        The name, business address and business telephone number of Kate Spade, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. The Company's website address is www.katespadeandcompany.com. The information on the Company's website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(b)
Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Chelsea Merger Sub Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Coach, Inc., a Maryland corporation ("Parent"), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as defined below, any and all of the outstanding Shares at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price") and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer"). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company's stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the "SEC") on May 26, 2017 by Purchaser and Parent (together with any amendments and supplements thereto, the "Schedule TO").

        The Offer and withdrawal rights will expire at 11:59 p.m. New York City time on June 23, 2017 (the "Expiration Time", unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event "Expiration Time" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire).

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 7, 2017 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and the Company. A summary of the material terms of the Merger Agreement is contained in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase. The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, including that the number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Time (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received", as defined by Section 251(h)(6) of the Delaware General Corporation Law (the "DGCL")), together with Shares then owned by Parent and its wholly-owned subsidiaries, represents at least one Share more than 50% of the then outstanding Shares (the "Minimum Tender Condition"). The conditions of the Offer are described further in Section 15—"Conditions of the Offer" of the Offer to Purchase.

        The Merger Agreement provides, among other things, that upon the terms and subject to the conditions of the Offer, including the satisfaction or waiver of all the conditions of the Offer, prior to 9:00 a.m., New York City Time, on the business day immediately following the Expiration Time, Purchaser will accept for purchase and payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time (the time of acceptance for payment, the "Acceptance Time"). As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger") without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation (the "Surviving Corporation") in the Merger and thereby becoming a wholly-owned subsidiary of Parent. Upon the consummation of the Merger (the "Effective Time"), the Company will cease to be a publicly traded company. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions." A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the information set forth in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, and is incorporated herein by reference.

        According to the Offer to Purchase, the principal office of Purchaser is located at c/o 10 Hudson Yards, New York, New York 10001, and its telephone number is 212-594-1850, and the principal office of Parent is located at c/o 10 Hudson Yards, New York, New York 10001 and its telephone number is 212-594-1850.

        Assisting the Company as information agent is Innisfree M&A Incorporated. Innisfree M&A Incorporated can be reached at 212-750-5833 or toll-free at 877-456-3524 or by email at info@innisfreema.com.

        For the reasons described below, the Company's Board of Directors (the "Board of Directors") supports the Offer, the Merger and the other Transactions and recommends that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a)
Arrangements between the Company and its Executive Officers, Directors and Affiliates.

        Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" of this Schedule 14D-9). As described in more detail below, these interests include:

  •
  the accelerated vesting and payment in respect of Company stock options and the effect of the Merger on Company restricted stock unit awards, performance share unit awards, and market share unit awards;

  •
  the potential receipt of certain payments and benefits under individual executive severance agreements upon certain types of terminations of employment either prior to or following the consummation of the Transactions;

  •
  the potential receipt of deal completion bonuses and other retention payments pursuant to new agreements entered into between the Company and certain of our executive officers; and

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  the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

        For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information under the heading "Executive Compensation" of the Company's Definitive Proxy Statement on Schedule 14A, filed by the Company on May 5, 2017, the information under the heading "Item 11. Executive Compensation" of the Amendment No. 1 on Form 10-K/A to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Company on April 28, 2017 and the information under the heading "Item 1.01 Entry into a Material Definitive Agreement" and the heading "Item 5.02 Departure of Directors or Certain Officers; Compensatory Arrangements of Certain Officers" of the Current Report on Form 8-K filed by the Company on May 8, 2017, which excerpts are incorporated herein by reference as Exhibits (e)(43), (e)(44) and (e)(45), respectively.

Outstanding Shares Held by Directors and Executive Officers

        If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

        The following table sets forth (i) the number of Shares beneficially owned as of May 22, 2017, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company stock options, Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards, but includes phantom shares of Common Stock that are credited to a director's "Company Stock Subaccount" under our Outside Directors' Deferral Plan (see "Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Director Compensation" for additional details)) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)(2)
Lawrence S. Benjamin(1)	57,047	$1,055,369.50
Raul J. Fernandez(1)	81,715	$1,511,727.50
Carsten Fischer(1)	7,893	$146,020.50
Kenneth B. Gilman(1)	128,567	$2,378,489.50
Nancy J. Karch(1)	174,017	$3,219,314.50
Kenneth P. Kopelman(1)	128,876	$2,384,206.00
Douglas Mack(1)	16,386	$303,141.00
Jan Singer(1)	17,261	$319,328.50
Doreen A Toben(1)	89,384	$1,653,604.00
Craig A. Leavitt	125,509	$2,321,916.50
George Carrara	44,061	$815,128.50
Deborah J. Lloyd	79,682	$1,474,117.00
Thomas J. Linko	13,833	$255,910.50
Linda S. Yanussi	10,895	$201,557.50
Marissa Andrada	—	—
Timothy Michno	—	—
All of our current directors and executive officers as a group	975,126	$18,039,831.00

(1)
Includes phantom shares of Common Stock that have been credited to a director's "Company Stock Subaccount" under our Outside Directors' Deferral Plan (see "Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Director Compensation" for additional details) as follows: Mr. Benjamin: 57,047 phantom shares; Mr. Fernandez: 3,707 phantom shares; Mr. Gilman: 123,567 phantom shares; Ms. Karch: 142,167 phantom shares; Mr. Kopelman: 55,873 phantom shares; Mr. Mack: 16,386 phantom shares; Ms. Singer: 9,456 phantom shares; and Ms. Toben: 81,560 phantom shares.

(2)
The value in this column attributable to each director's "phantom shares" is an estimate only that has been calculated based on the Offer Price. The actual value that each director will receive in respect of such phantom shares will be determined in accordance with the terms of our Outside Director's Deferral Plan (see "Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Director Compensation" for additional details).

Treatment of Company Equity Awards

        Options.    Pursuant to the Merger Agreement, each Company stock option that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Company stock option, shall be cancelled and converted into the right (the "Option Payment Right") to receive from Parent or the Surviving Corporation an amount in cash (the "Option Payment Amount"), if any, without interest, equal to the product of the Option Consideration (as defined below) multiplied by the aggregate number of Shares subject to such Company stock immediately before the Effective Time, which Option Payment Amount will be paid, as soon as practicable following the Effective Time. Notwithstanding the foregoing, any Company stock option with a per share exercise price that is equal to or greater than the Merger Consideration (as defined below) shall be canceled for no consideration. "Merger Consideration" means the right to receive in cash an amount per Share equal to the Offer Price (subject to any applicable withholding tax), without interest. "Option Consideration" means the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company stock option. The payment of the Option Payment Amount shall be reduced by any required income or employment tax withholding.

        Restricted Stock Unit Awards.    Except as otherwise set forth in individual agreements, including the Waiver Letters described below, at the Effective Time, each Company restricted stock unit award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Company restricted stock unit award, shall be converted as of the Effective Time into a restricted stock unit (the "Assumed RSU Award") on the same terms and conditions (including applicable vesting requirements) under the Company equity plans and award agreements evidencing such Company restricted stock unit awards as applied to each such Company restricted stock unit award immediately prior to the Effective Time, with respect to the number of shares of Parent common stock that is equal to the number of shares of the Company's common stock subject to the Company restricted stock unit award immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio (as defined below) (rounded to the nearest whole share). "Equity Award Exchange Ratio" means the quotient of (i) Merger Consideration and (ii) the dollar volume-weighted average sale price for Parent Shares as reported on the New York Stock Exchange during the period beginning at 9:30 a.m., New York City Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00 p.m., New York City Time (or such other time as such market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" functions (or, if not reported thereby, any other authoritative source) for the ten (10) consecutive trading days ending with (but not including) the closing date, rounded to the nearest one ten thousandth.

        Performance Share Unit Awards.    Except as otherwise set forth in individual agreements, including the Waiver Letters described below, at the Effective Time, each Company performance share unit award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Company performance share unit award, shall be converted as of the Effective Time into a restricted stock unit (the "Assumed PSU Award") on the same terms and conditions (other than any performance conditions, but all time vesting conditions remain applicable) under the Company equity plans and award agreements evidencing such Company performance share unit awards as applied to each such Company performance share unit award immediately prior to the Effective Time, with respect to the number of shares of Parent common stock that is equal to the number of shares of Company common stock subject to the Company performance share unit award (assuming for this purpose that performance in respect of all such outstanding Company performance share unit awards was achieved at a level that resulted in a payout of 100% of the target award) multiplied by the Equity Award Exchange Ratio (rounded to the nearest whole share).

        Market Share Unit Awards.    Except as otherwise set forth in individual agreements, including the Waiver Letters described below, at the Effective Time, each Company market share unit award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holder of that Company market share unit award, shall be converted as of the Effective Time into a restricted stock unit (the "Assumed MSU Award") on the same terms and conditions (other than any performance conditions, but all time vesting conditions remain applicable) under the Company equity plans and award agreements evidencing such Company market share unit awards as applied to each such Company market share unit award immediately prior to the Effective Time, with respect to the number of shares of Parent common stock that is equal to the number of shares of Company common stock subject to the Company market share unit award (assuming for this purpose that performance in respect of all such outstanding Company market share unit awards was achieved at a level that resulted in a payout of 100% of the target award) multiplied by the Equity Award Exchange Ratio (rounded to the nearest whole share).

        At or prior to the consummation of the Effective Time, the Company, our Board of Directors and the Compensation Committee of our Board of Directors, as applicable, will adopt any resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards. In addition, prior to the Effective Time, the Company shall deliver to the holders of Company Equity Awards any notices required pursuant to the relevant Company equity plans and award documents.

        Since March 27, 2017 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Company stock options, or the settlement of Company restricted stock unit awards, Company performance share unit awards, or Company market share unit awards, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Company stock options prior to the consummation of the Offer to the extent that such Company stock options are vested in accordance with their terms.

        The table below sets forth, for each of our executive officers holding in-the-money Company stock options as of May 22, 2017, (i) the aggregate number of Shares subject to such in-the-money Company stock options and (ii) the value of cash amounts payable in respect of such in-the-money Company stock options on a pre-tax basis, calculated by multiplying the excess of the Merger Consideration over the respective per-Share weighted average exercise prices of the applicable in-the-money Company stock options by the number of Shares subject to such in-the-money Company stock options. As of May 22, 2017, none of our non-employee directors held an award of Company stock options. All unvested Company stock options held by our executive officers are out-of-the-money based on the Merger Consideration of $18.50 per Share and therefore will be cancelled without consideration.

Name of Executive Officer	Number of Shares Subject to Vested In-the-Money Company Stock Options (#)	Weighted-Average Exercise Price Per Share ($)	Cash Consideration for Vested In-the-Money Company Stock Options ($)
Craig A. Leavitt	112,500	$4.81	$1,540,125
George Carrara	60,000	$13.62	$292,800
Deborah J. Lloyd	112,500	$4.81	$1,540,125
Thomas J. Linko	—	—	—
Linda S. Yanussi	—	—	—
Marissa Andrada	—	—	—
Timothy Michno	—	—	—

        The table below sets forth, for each of our executive officers holding Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards, as applicable, as of May 22, 2017, (i) the aggregate number of Shares subject to such Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards (with the number of shares subject to Company performance share unit awards and Company market share unit awards based on deemed achievement of all applicable performance goals at 100% of the target award) and (ii) the value of cash amounts payable pursuant to the terms of each executive officer's Waiver Letter (as described below), except with respect to Ms. Andrada, in respect of such Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards on a pre-tax basis, calculated by multiplying the Merger Consideration by the number of Shares subject to such Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards (with the number of shares subject to Company performance share unit awards and Company market share unit awards based on deemed achievement of all applicable performance goals at 100% of the target award). All Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards held by our executive officers as of May 22, 2017, are unvested. As of May 22, 2017, none of our non-employee directors held Company restricted stock unit awards, Company performance share unit awards, or Company market share unit awards.

Name of Executive Officer	Number of Shares Subject to Company Restricted Stock Unit Awards (#)	Cash Consideration for Restricted Stock Unit Awards ($)	Number Shares Subject to Company Performance Share Unit Awards (#)	Cash Consideration for Performance Share Unit Awards ($)	Number Shares Subject to Company Market Share Unit Awards (#)	Cash Consideration for Market Share Unit Awards ($)
Craig A. Leavitt	242,122	$4,479,257	395,454	$7,315,899	156,510	$2,895,435
George Carrara	72,638	$1,343,803	118,637	$2,194,785	53,804	$995,374
Deborah J. Lloyd	158,591	$2,933,934	259,024	$4,791,944	150,972	$2,792,982
Thomas J. Linko	16,950	$313,575	27,684	$512,154	14,923	$276,076
Linda S. Yanussi	16,950	$313,575	27,684	$512,154	16,392	$303,252
Marissa Andrada(1)	28,577	$528,675	7,685	$142,173	—	—
Timothy Michno	22,028	$407,518	17,950	$332,075	—	—

(1)
Generally, Ms. Andrada's Company restricted stock unit awards and Company performance share unit awards will be converted into Assumed RSU Awards and Assumed PSU Awards, respectively; provided, however, that Ms. Andrada will be entitled to receive an accelerated cash payment at the Effective Time equal to $335,424, less applicable withholding, with respect to 18,131 Shares subject to certain of her Company restricted stock unit awards (which represents the value equal to 50% of the aggregate value attributable to all of her outstanding Company restricted stock unit awards and performance share unit awards).

Employment Arrangements

Mr. Leavitt and Ms. Lloyd—Employment Agreements and Executive Severance Agreements

        In January 2014, the Company entered into employment agreements (the "Employment Agreements") with Mr. Leavitt and Ms. Lloyd, pursuant to which Mr. Leavitt and Ms. Lloyd began to serve as Chief Executive Officer and Chief Creative Officer, respectively, of the Company beginning on February 25, 2014. In order to provide continuity of management of the Company for a period following the Closing and as a condition to Parent's willingness to proceed with the Offer and to enter into the Merger Agreement, the Employment Agreements were amended by each executive officer's respective Waiver Letter as described below.

        Mr. Leavitt and Ms. Lloyd also entered into Executive Severance Agreements ("ESAs") with the Company in January 2014. In the event of a termination without "cause," due to the executive's resignation for "good reason" (as those terms are defined in the ESA) or due to the Company's nonrenewal of the Employment Agreement (each, a "Qualifying Termination"), the ESAs with Mr. Leavitt and Ms. Lloyd provide for, subject to the executive's execution and non-revocation of a release of claims, (1) accrued benefits; (2) benefits continuation for 52 weeks (or, if the Qualifying Termination is in connection with a change in control, as defined in the Company's 2013 Stock Incentive Plan, 104 weeks); (3) a lump-sum payment equal to two times the executive's then-current base salary and two times target annual bonus; (4) a pro-rated bonus in respect of the year the termination occurs (as modified by the Waiver Letter, if each executive terminates employment during 2017, the annual bonus pursuant to the Company's 2017 Annual Incentive Plan will be the full target bonus (without proration)); and (5) for Mr. Leavitt, a lump-sum payment equal to the executive's then-current base salary for 180 days (only payable upon his termination without "cause" or due to his resignation for "good reason"). Pursuant to the ESAs, the executives are subject to non-compete, non-solicitation of customers and employees, and non-interference covenants during employment and for 18 months following a termination of employment.

Messrs. Carrara, Linko, and Michno and Mses. Andrada and Yanussi—Executive Severance Agreements

        Pursuant to the terms of Mr. Carrara's ESA, the cash payments to be provided to him for a termination of his employment by the Company other than for "cause" or a termination by the executive for "good reason" (as those terms are defined in the ESA) subject to his execution and non-revocation of a release of claims, include: (1) accrued salary, (2) benefits continuation for the lesser of 26 weeks following the date of his termination or the date on which he becomes eligible to participate in another group welfare plan or program and (3) a lump-sum payment equal to two times his then-current base salary and two times his target annual bonus. Messrs. Linko and Michno and Mses. Andrada and Yanussi also would receive similar cash payments upon such a termination of their employment except that the cash severance payment upon such a termination is 1.5 times their respective then-current base salary and 1.5 times their respective target annual bonus. Under their ESAs, each such executive is subject to non-compete, non-solicitation of customers and employees, and non-interference covenants during the executive's employment and for 12 months thereafter, and a non-disparagement covenant.

Certain Executive Severance Agreement Terms Applicable to Executive Officers

        For purposes of the ESAs with all of the executive officers, "cause" and "good reason" are generally defined as follows:

        Except as amended by his or her respective Waiver Letter, if applicable, "cause" is defined as (i) the executive's willful and intentional repeated failure or refusal, continuing after notice that specifically identifies the breach(es) complained of, to perform substantially his or her material duties, responsibilities and obligations (other than a failure resulting from the executive's incapacity due to physical or mental illness or other reasons beyond the control of the executive), and involving fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude (collectively, "Fraud") which results in demonstrable direct and material injury to the Company; (iii) the executive's conviction of (or a plea of nolo contendere to) an offense which is a felony in the jurisdiction involved or which is a misdemeanor in the jurisdiction involved but which involves Fraud; or (iv) the executive's material breach of a written policy of the Company or the rules of any governmental or regulatory body applicable to the Company.

        Except as amended by his or her respective Waiver Letter, if applicable, "good reason" is defined as the occurrence of one or more of the following events: (1) the executive experiences a material diminution in duties or responsibilities, without the executive's consent (provided that a change in reporting structure shall not be deemed a diminution in duties or responsibilities); (2) the Company moves its principal executive offices by more than 100 miles (provided that such move increases the executive's commuting distance by more than 100 miles); (3) a material reduction in the executive's base salary; or (4) a material breach by the Company of any of its material obligations under any employment agreement between the executive and the Company then in effect; provided, however, that no event or condition shall constitute good reason unless (x) the executive gives the Company a written notice of termination for good reason no fewer than 30 days prior to the date of termination and not more than 90 days after the initial existence of the condition giving rise to good reason, and (y) the grounds for termination (if susceptible to correction) are not corrected by the Company within 30 days of its receipt of such notice.

        The descriptions above are qualified in their entirety by reference to the Employment Agreements and the form of ESA, which are filed as Exhibits (e)(32) through (e)(34) to this Schedule 14D-9 and they are incorporated herein by reference.

Waiver Letter Agreements—Messrs. Leavitt, Carrara, Linko, and Michno and Mses. Lloyd and Yanussi

        On May 7, 2017, in order to provide continuity of management of the Company for a period following the Closing and as a condition to Parent's willingness to proceed with the Offer and enter into the Merger Agreement, the Company entered into waiver letter agreements with each of Messrs. Leavitt, Carrara, Linko, and Michno and Mses. Lloyd and Yanussi (each, a "Waiver Letter" and collectively, the "Waiver Letters"), pursuant to which the Company and each executive have agreed, among other things, to amend each executive's respective ESA, Employment Agreement, and equity award agreements, as applicable, as follows:

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  Each executive has agreed to a limited waiver of his or her "good reason" resignation rights commencing on the date of the consummation of the Merger and ending on the date that is the earliest of (i) a specified number months following the consummation of the Merger (nine (9) months for Mr. Leavitt and Ms. Lloyd, six (6) months for Mr. Carrara, and three (3) months for Messrs. Linko and Michno and Ms. Yanussi); (ii) for Mr. Leavitt, Ms. Lloyd, and Mr. Carrara only, a specified outside date (March 30, 2018 for Mr. Leavitt and Ms. Lloyd and January 2, 2018 for Mr. Carrara); and (iii) such date as determined by Parent in its sole discretion (such period, the "waived good reason period"). Each executive has waived the right to terminate his or her employment due to a "material diminution in duties or responsibilities," unless the executive is assigned duties or responsibilities that are materially and substantially inconsistent with (in a negative manner) his or her experience, level, and education, and Mr. Leavitt and Ms. Lloyd each waived the right to terminate his or her employment because of any change in duties or responsibilities solely as a result of the consummation of the Merger, including no longer serving as a director of the Company or Parent.

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  Each executive's respective ESA was amended to provide that if the executive's employment terminates due to the executive's death or disability during the "waived good reason period," then the executive will be entitled to receive severance payments and benefits as if his or her employment was terminated by the executive for good reason during the "waived good reason period."

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  For each executive, to the extent that his or her employment is terminated by the Company or Parent without cause or by the executive for good reason (as defined under his or her respective ESA and equity award arrangements, as amended by his or her respective Waiver Letter) prior to the payment date of the annual bonus pursuant to the Company's 2017 annual incentive plan, each such executive will receive payment of his or her respective full target bonus (without proration) within 30 days following the date of such termination of employment.

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  Provided that each executive remains continuously employed by Parent or any of its subsidiaries throughout the "waived good reason period," each executive will be deemed to have good reason ("deemed good reason") on the last day of the "waived good reason period," and each executive will be deemed to have terminated his or her employment by virtue of such deemed good reason as of such date (the "deemed good reason date") without giving effect to any notice requirement or cure period under his or her respective ESA and equity award arrangements, and will be entitled to receive severance payments, benefits, and the cash value of outstanding equity awards pursuant to the terms of such agreements. All such cash payments, other than the benefits continuation, will be made within 30 days following such executive's employment termination date, so long as such executive has signed and not revoked a separation and release agreement at least 8 days prior to the payment.

  •
  The definition of "cause" was amended to include only: (i) any willful or intentional act or failure to act by the executive constituting fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude (collectively, "Fraud") which results in demonstrable direct and material injury to the Company, (ii) the executive's conviction of (or a plea of nolo contendere to) an offense which is a felony in the jurisdiction involved or which is a misdemeanor in the jurisdiction involved but which involves Fraud, or (iii) the executive's material breach of a material written policy of the Company that has been provided to the Executive or the rules of any governmental or regulatory body applicable to the Company which results in demonstrable direct and material injury to the Company.

  •
  The concept of a "performance-based termination" was removed from the ESAs for each of Messrs. Linko, Michno, and Carrara and Ms. Yanussi.

  •
  Pursuant to the terms of the Merger Agreement, for each executive, all of the outstanding restricted stock unit awards, performance share unit awards and market share unit awards, as applicable, that such executive holds as of the Effective Time will be cancelled and converted into cash awards that provide each executive the right to receive an amount in cash, without interest, equal to the Merger Consideration multiplied by the aggregate number of Shares applicable to such equity awards (with performance with respect to the performance share units and market share units to be deemed to have been achieved at 100% of the target award), which will continue to vest on the same schedule as the cancelled restricted stock unit award, performance share unit award or market share unit award, as applicable, that relates to the converted cash award. For the avoidance of doubt, such awards shall be subject to any continuing employment requirements set forth in the underlying equity award agreement, but will vest in full in the event that the executive's employment is terminated without cause, or the executive resigns for good reason, during the "waived good reason period" or if the executive's employment terminates on the "deemed good reason date." The cash payments for such awards shall be made no later than 30 days following the applicable vesting date or termination date.

  •
  Provided that each of Mr. Leavitt and Ms. Lloyd remain employed by the Company or Parent as of January 1, 2018 for Mr. Leavitt or April 1, 2018 for Ms. Lloyd, each executive will be eligible to earn a retention bonus equal to 150% of each executive's respective then-current base salary multiplied by a fraction, the numerator of which is equal to the number of days beginning on January 1, 2018 for Mr. Leavitt and April 1, 2018 for Ms. Lloyd and ending on his or her termination of employment and the denominator of which is equal to 365. The retention bonus will be paid in a lump sum no later than 30 days following each executive's respective termination date.

Deal Completion Bonus Letters—Messrs. Carrara and Linko

        On May 7, 2017, the Company entered into letter agreements with each of Mr. Carrara and Mr. Linko (the "Deal Completion Bonus Letters"), pursuant to which the Company has agreed to pay each executive a special one-time cash deal completion bonus following each such executive's termination of employment with the Company in the amount of $750,000 and $500,000, respectively, subject to each executive's continued employment through their respective "waived good reason period" (as defined in each executive's respective Waiver Letter) or, if earlier, following such executive's termination of employment by the Parent or the Company without "cause" or the executive's resignation from employment for "good reason" (as each such term is defined in the executive's respective ESA, as amended by their respective Waiver Letter). The deal completion bonus will be paid within thirty days following each executive's termination date.

        The foregoing descriptions of the terms applicable to the Waiver Letters and the Deal Completion Bonus Letters are not complete and are qualified in their entirety by reference to the applicable Waiver

Letters and Deal Completion Bonus Letters, copies of which are filed as exhibits (e)(35) through (e)(42) to this Schedule 14D-9.

2017 Annual Incentive Plan

        Prior to the Company's entry into the Merger Agreement, the Compensation Committee of the Board of Directors took actions to provide that in the event of a "change in control" of the Company, each employee, including each executive officer, who is a participant in the Company's 2017 Annual Incentive Plan ("2017 AIP") shall receive 100% of his or her target bonus under the 2017 AIP, notwithstanding anything to the contrary in any Company benefit plan. Further, pursuant to the Merger Agreement and other than as expressly provided in the Waiver Letters described herein, the Company and Parent have agreed that 2017 AIP bonuses shall be paid by the Surviving Corporation at the time or times that the 2017 AIP bonuses would normally be paid by the Company, but in no event later than March 15, 2018, subject to such participant's continued employment through the payment date; provided, however, that any 2017 AIP participant whose employment is terminated without "cause" or who voluntary resigns with "good reason" (each, as defined in the Company's 2013 Stock Incentive Plan) on or following the Merger closing date and prior to the 2017 AIP bonus payment date shall be entitled to receive his or her 2017 AIP bonus, payable as soon as reasonably practicable following the date of such termination.

        We estimate that the hypothetical cash value of the aggregate amount payable to our executive officers, excluding the "named executive officers" (for whom the aggregate amounts payable are set forth below), pursuant to the terms of their respective ESAs, as modified by the Merger Agreement and Waiver Letters, as applicable (excluding the value of accelerating Company Equity Awards), would equal approximately $2,403,435, assuming (1) that the consummation of the Transactions occurred on May 22, 2017 and (2) that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions.

Golden Parachute Compensation—Quantification of Potential Payments to the Company's Named Executive Officers in Connection with the Transactions

Background

        This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our "named executive officers" whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A filed by us on May 5, 2017, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

        To the extent that any of our named executive officers' compensation arrangements are described in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates-Employment Arrangements" of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer's golden parachute compensation as of May 22, 2017, calculated in accordance with the SEC's rules on disclosing golden parachute compensation, assume the following:

  •
  consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

  •
  the change in control was consummated on May 22, 2017, the latest practicable date prior to the filing of this Schedule 14D-9;

  •
  each named executive officer's employment is terminated without "cause" or with "good reason" immediately following the change in control; and

  •
  the value of the vesting acceleration of the named executive officers' equity awards is calculated using the cash Merger Consideration of $18.50 per Share.

        The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Other ($)		Total ($)
Named Executive Officers
Craig A. Leavitt	$10,500,000	$14,690,591	$87,406		(5)	$25,277,997
George Carrara	$3,750,000	$4,533,962	$9,733	$750,000	(6)	$9,043,695
Deborah J. Lloyd	$13,775,000	$10,518,860	$85,493		(5)	$24,379,353
Thomas J. Linko	$1,196,250	$1,101,805	$18,800	$500,000	(6)	$2,816,855
Linda S. Yanussi	$1,223,750	$1,128,981	$10,620	—		$2,363,351

(1)
The table above does not reflect any reduction that may apply to the amounts otherwise payable to each of the named executive officers following a change-in-control, in accordance with their ESAs (i.e. a "cutback") in order that such payments will not constitute an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code, or would otherwise be subject to the excise tax imposed under Section 4999 of the Code, or any similar federal or state law. The cutback under the agreements with each of our named executive officers only applies if the cutback results in greater after-tax payments to the executive than the after-tax payments without the cutback. Any applicable cutback would first be applied to cash severance payments and then to the value of accelerated equity until the total parachute payment equaled no more than the 280G limit or three times the executive's 5-year average actual taxable compensation. If a cutback were to be required, the effect would be to reduce some of the amounts of compensation payable to the named executive officer from the levels shown in the tables. Based on our current estimates, it is not expected that such cutbacks, to the extent any would be required, would be material. None of our agreements with executives, including our named executive officers, provide for a gross-up payment relating to the excise tax.

(2)
The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, which consists of the following components:

(a)
Pursuant to the terms of the Merger Agreement and their respective Waiver Letters, an amount equal to 100% of the executive's target bonus under the 2017 AIP to the extent such bonus has not been paid prior to the termination of employment; and

(b)
For Mr. Leavitt, Mr. Carrara, and Ms. Lloyd, a severance payment equal to the sum of (i) two times the executive's then-current base salary and two times target annual bonus and (ii) for Mr. Leavitt only, 180 days of his then-current base salary, payable in a lump sum. For Mr. Linko and Ms. Yanussi, a severance payment equal to 1.5 times the executive's then-current base salary and 1.5 times target annual bonus, payable in a lump sum.

(c)
All components of the cash amount are "double-trigger" (i.e., they are contingent upon a qualifying termination of employment following the consummation of the Transactions). As a condition of receiving the severance benefits under the ESAs, the named executive officers must execute and not revoke a release of claims. Pursuant to the ESAs, the executives are subject to non-compete, non-solicitation of customers and employees, and non-interference covenants during employment for 18 months (for Mr. Leavitt and Ms. Lloyd) and 12 months (for Messrs. Carrara and Linko and Ms. Yanussi), in each case following a termination of employment. In addition, each of the named executive officers are also subject to a non-disparagement covenant.

  The following table lists the respective portions of the amount set forth in this column that are attributable to the cash severance described in this footnote:

Name	2017 Annual Incentive Bonus ($)	Cash Severance Payment ($)	Total ($)
Named Executive Officers
Craig A. Leavitt	$2,250,000	$8,250,000	$10,500,000
George Carrara	$750,000	$3,000,000	$3,750,000
Deborah J. Lloyd	$3,325,000	$10,450,000	$13,775,000
Thomas J. Linko	$217,500	$978,750	$1,196,250
Linda S. Yanussi	$222,500	$1,001,250	$1,223,750
(3)
As described in more detail in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards" of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a "double-trigger" basis with respect to all Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards (in the case of Company performance share unit awards and Company market share unit awards, based on the deemed achievement of all applicable performance goals at the target performance level) held by such named executive officer as of May 22, 2017, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables above under "—Treatment of Company Equity Awards." Such unvested Company Equity Awards are valued based on the Merger Consideration of $18.50 per Share in respect of Shares subject to such Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards on a pre-tax basis at the Effective Time. With respect to Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards, this amount represents the value of cash amounts payable in respect of such Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards, calculated on a pre-tax basis by multiplying the Merger Consideration by the number of unvested Shares subject to such Company restricted stock unit awards, Company performance share unit awards, and Company market share unit awards (in the case of Company performance share unit awards and Company market share unit awards, based on the deemed achievement of all applicable performance goals at the target performance level). All unvested Company stock options held by the named executive officers are out-of-the-money based on the Merger Consideration of $18.50 per Share and therefore will be cancelled without consideration, accordingly, no value appears in this column with respect to such unvested Company stock options.

(4)
Under their ESAs, upon a qualifying termination of employment, the Company shall pay for the cost of group medical, dental, and vision benefits continuation for a period of up to 104 weeks for Mr. Leavitt and Ms. Lloyd and up to 26 weeks for the other named executive officers, based on current Company benefit costs, which may vary at the time of their termination of employment. The amounts in this column represent the estimated value of such benefits continuation coverage for each named executive officer (and his or her family, as applicable). Such benefits are "double-trigger" and are subject to the same conditions as the cash severance payment described in footnote (2) above. In addition, upon a qualifying termination of employment, the Company provides certain executives, including our named executive officers, with continued financial consulting services and continued participation in our executive life insurance program (up to 104 weeks for Mr. Leavitt and Ms. Lloyd and up to 26 weeks for the other named executive officers).

  The following table lists the respective portions of the amount set forth in this column that are attributable to the perquisites/benefits described in this footnote:

Name	Benefits Continuation ($)	Financial Counseling Services ($)	Life Insurance ($)	Total ($)
Named Executive Officers
Craig A. Leavitt	$13,222	$6,400	$67,784	$87,406
George Carrara	$3,333	$6,400	—	$9,733
Deborah J. Lloyd	$27,133	$6,400	$51,960	$85,493
Thomas J. Linko	$10,638	$6,400	$1,762	$18,800
Linda S. Yanussi	—	$6,400	$4,220	$10,620
(5)
As described in more detail in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements—Waiver Letter Agreements," based on the assumptions for this 402(t) table, neither Mr. Leavitt nor Ms. Lloyd would be entitled to receive his or her respective retention bonus and therefore such amounts are not included in the 402(t) table. Assuming that each of Mr. Leavitt and Ms. Lloyd were to remain employed by the Company or Parent through March 30, 2018 (the outside date for each executive's "waived good reason period"), they would each be entitled to a retention bonus equal to approximately $548,630 and $0, respectively. The retention bonuses will be paid in a lump sum within thirty days of each executive's termination date. We note that the amount of such retention bonuses may be greater than the amounts disclosed in this footnote. The retention bonus amount will be equal to 150% of each executive's respective then-current base salary multiplied by a fraction, the numerator of which is equal to the number of days beginning on January 1, 2018 for Mr. Leavitt and April 1, 2018 for Ms. Lloyd and ending on his or her termination of employment and the denominator of which is equal to 365.

(6)
The amounts in this column represent the special one-time cash deal completion bonuses payable to each of Mr. Carrara and Mr. Linko pursuant to their respective Deal Completion Bonus Letter, following each such executive's termination of employment, subject to each executive's continued employment through their respective "waived good reason period" or, if earlier, following such executive's termination of employment by the Parent or the Company without "cause" or the executive's resignation from employment for "good reason." The deal completion bonus will be paid in a lump sum within thirty days of each executive's termination date. The deal completion bonuses are "double-trigger" (i.e., they are contingent upon a qualifying termination of employment following the consummation of the Transactions).

Employee Benefits

        Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Merger closing date (or, if earlier, until the date of termination of the relevant employee) (the "Continuation Period"), Parent shall, or shall cause the Surviving Corporation or any of their respective subsidiaries to, provide to each individual who, immediately prior to the Effective Time, is an employee of the Company and its subsidiaries and who continues in such capacity immediately following the Effective Time (each, a "Continuing Employee") (i) base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate, as applicable, provided to the Continuing Employee immediately prior to the Effective Time, (ii) short-term (annual or more frequent) cash bonus or commission opportunity and other compensation (including equity and equity-based awards) that are no less favorable in the aggregate than those provided to the Continuing Employee immediately prior to the Effective Time and (iii) benefits that are substantially comparable, in the aggregate to those provided to similarly situated employees of Parent or its subsidiaries, provided that providing for such

Continuing Employee to continue to participate in Company benefit plans as in effect immediately prior to the Effective Time shall satisfy this clause (iii) (it being understood that participation in the Parent benefit plans may commence at different times with respect to each Parent benefit plan as determined by Parent in its sole discretion).

        Pursuant to the Merger Agreement, Parent has also agreed that, Parent shall, or shall cause the Surviving Corporation and each of their respective subsidiaries and affiliates to, honor all Company benefit plans (including all severance, change of control and similar plans and agreements) to Continuing Employees in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company benefit plans and except as provided in the Merger Agreement.

        Parent has agreed that it shall, and shall cause the Surviving Corporation to, honor the Company's retention program providing for retention payments to certain Continuing Employees in connection with the provision of services relating to the Transactions to such Continuing Employees and on the terms as described below (the "Retention Program"). Following the Effective Time, the Surviving Corporation and/or Parent shall pay or cause to be paid such retention payments pursuant to the terms of the Retention Program.

        In addition, pursuant to the Merger Agreement, Parent agreed that for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement that is in effect immediately prior to the Effective Time (each an "Individual Severance Agreement"), Parent shall, or shall cause the Surviving Corporation or their respective affiliates to, provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the Company's or any of the Company's Subsidiaries' severance policy (each, a "Company Severance Plan") or Individual Severance Agreement with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under any Company Severance Plan. Without limiting the generality of the foregoing, Parent shall, and shall cause the Surviving Corporation to, for no longer than the Continuation Period, honor the Company's additional severance program for the Company Employees specified on, and in accordance with the terms as set forth on, Section 6.5(e) of the Company Disclosure Letter.

        Further, Parent has agreed that for all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective subsidiaries and affiliates providing benefits to any Continuing Employee after the Effective Time (the "New Plans"), each Continuing Employee shall receive full credit for such Continuing Employee's years of service with the Company and its subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its subsidiaries have given credit for prior service), to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company benefit plan (except with respect to accruals under a defined benefit pension plan or any plan or arrangement that provides retiree medical benefits, or to the extent such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing, subject to (A) Parent receiving all information necessary with respect to the Continuing Employees and (B) any required approval of the applicable insurer, which Parent agrees to use or cause the Surviving Corporation or any subsidiaries or affiliates to use, reasonable best efforts to obtain: (i) at the Effective Time, each Continuing Employee immediately shall be eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company benefit plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans"); (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan that is a health plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time; and (iii) for the plan year in which the Effective Time occurs Parent shall cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

        In addition, Parent has agreed that with respect to any accrued but unused paid time off to which any Continuing Employee is entitled pursuant to the paid time off policy applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective subsidiaries or affiliates to, (i) allow such Continuing Employee to use such accrued paid time off in accordance with the terms of the Company's paid time off policy provided to Parent prior to the date hereof and (ii) if any Continuing Employee's employment terminates during the Continuation Period under circumstances entitling the Continuing Employee to severance pay under a Company Severance Plan, pay the Continuing Employee, in cash, an amount for a number of days of paid time off calculated as follows: (A) the number of accrued days of paid time off to which the Continuing Employee is entitled as of the date of such termination, and (B) reducing this number by the number of days of paid time off actually used by the Continuing Employee prior to the date of termination.

        Pursuant to the Merger Agreement, the Company agreed that if requested by Parent in writing delivered to the Company not less than ten (10) Business Days before the Merger closing date, the Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company's 401(k) plan (the "Company 401(k) Plan"), effective as of the day prior to the Merger closing date. To the extent the Company 401(k) Plan is terminated pursuant to Parent's request, the Continuing Employees shall be eligible to participate in a 401(k) plan maintained by Parent or any of its subsidiaries as soon as reasonably practicable following the Merger closing date, and shall be entitled to effect a direct rollover of their account balances (including any outstanding loans) to such 401(k) plan maintained by Parent or its subsidiaries.

        Finally, Parent agreed to honor the 2017 Annual Incentive Plan as described above in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employee Arrangements" of this Schedule 14D-9.

        The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Section 16 Matters

        Prior to the Effective Time, the Company is required to take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement to cause any dispositions of Company equity securities (including any derivative securities with respect to any equity securities of the Company) by each individual who is a Company director or officer, and who would otherwise be subject to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be exempt under Exchange Act Rule 16b-3.

Rule 14d-10(d) Matters

        In connection with approving the Company's entry into the Merger Agreement and the Transactions, the Compensation Committee of the Board of Directors approved each agreement, arrangement or understanding that has been, or will be, entered into by the Company with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act and otherwise took all necessary and appropriate actions to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Potential for Future Arrangements

        To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

        Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with Parent or the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

        Members of the Board of Directors of the Company (each, a "Director"), other than Directors who are Company employees, are compensated for their services. During 2016, Independent Directors received the following compensation:

  •
  Annual Retainers:

  •
  $150,000 for serving as a Director, with approximately $100,000 payable in the form of Common Stock (the "Annual Stock Retainer"), subject to certain transfer restrictions; new Directors receive a pro-rata grant of the Annual Stock Retainer upon election and a pro-rata portion of the cash retainer, based on the number of whole and partial fiscal quarters remaining during the fiscal year of their election;

  •
  In addition, $100,000 for the non-executive Board Chair for serving as such, with approximately $50,000 payable in the form of Common Stock, subject to the same transfer restrictions as the Annual Stock Retainer;

  •
  $10,000 for the Chair of the Nominating and Governance Committee for serving as such; and

  •
  $20,000 for the Chairs of each of the Audit Committee and Compensation Committee for serving as such.

  •
  $1,000 for each Board of Directors meeting or Committee meeting attended;

  •
  A $6,000 allowance for the purchase of Company products (based on prices which are net of the usual Company employee discount); and

  •
  Reimbursement for out-of-pocket travel expenses incurred in connection with attendance at Board of Directors meetings and Committee meetings.

        The Company's Outside Directors' Deferral Plan (the "Outside Directors' Deferral Plan") enables each independent Director to elect, prior to any calendar year, to defer cash and/or Common Stock fees otherwise payable in that year. Deferred cash fees are deemed invested in phantom shares of Common Stock or credited with imputed interest at the prime rate plus 1%, whichever the Director specifies at the time of election. Deferred Common Stock fees are deemed invested in phantom shares of Common Stock, with dividends deemed reinvested in additional phantom shares. Generally, upon a lapse of the deferral, payment is made in the form specified by the Director at the time of the deferral election. Phantom shares of Common Stock that are credited to a Director's "Company Stock Subaccount" under the Outside Directors' Deferral Plan on the date of a "change in control" are converted into cash and credited to the Director's "Cash Subaccount" under the Outside Directors' Deferral Plan. Such conversion will be made using the highest fair market value of a Share (i.e., on any date shall be the closing price of a Share on the NYSE on the last preceding day for such closing price was reported) during the period extending ten business days before and ten business days after the "change in control." A Director's "Cash Subaccount" balance shall be paid to such Director in accordance with the terms of the Outside Directors' Deferral Plan and the Director's applicable deferral election.

        The Company does not provide any retirement benefits to Directors.

Indemnification of Directors and Officers; Insurance

        The Merger Agreement requires that Parent will, and it will cause the Surviving Corporation to, maintain in effect for at least six years after the Effective Time the current policies of directors' and officers' liability insurance ("D&O Insurance") maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions) so long as the Surviving Corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of the Merger Agreement (such 300% amount being the "Maximum Premium"). If the Surviving Corporation is unable to obtain such insurance for an amount less than or equal to the Maximum Premium, then the Surviving Corporation will, and Parent will be entitled to cause the Surviving Corporation to, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated above, before the Effective Time, the Company or Parent will purchase a "tail" directors' and officers' liability insurance policy, with the amount paid for such policy not exceeding the Maximum Premium, covering the matters described above with terms, conditions, retentions, and levels of coverage identical to the Company's existing D&O Insurance and, if once the Company or Parent purchases such a policy before the Effective Time, then the Surviving Corporation's obligations described above will be satisfied so long as the Surviving Corporation causes such policy to be maintained in effect for a period of six years following the Effective Time.

        In addition, the Merger Agreement requires that the Surviving Corporation will, and Parent will cause the Surviving Corporation to, cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its subsidiaries and the fiduciaries of any Company's benefit plans (the "Indemnified Parties") as provided in (i) the certificate of incorporation and bylaws of the Company and its subsidiaries as in effect on the date of the Merger Agreement or any comparable organizational document of any of the subsidiaries of the Company or (ii) agreements between an Indemnified Party and the Company or one of its subsidiaries, to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of the Merger

Agreement. Further, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its subsidiaries or another person, if such Indemnified Party is or was serving as a director, officer or employee of such other person at the request of the Company, or fiduciaries of the Company benefit plans, whether asserted or claimed at or after or occurring before the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the Transactions or otherwise).

(b)
Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

        On May 7, 2017, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—" The Merger Agreement; Other Agreements" and the description of the conditions of the Offer contained in Section 15—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company's public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company's other public filings.

Confidentiality Agreement

        The Company and Parent entered into a customary letter agreement regarding confidentiality, dated January 7, 2017 (the "Confidentiality Agreement") in connection with a possible transaction involving the Company. Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions, Parent and its representatives would keep the "Evaluation Material" (as defined in the Confidentiality Agreement) strictly confidential and would not disclose any Evaluation Material in any manner whatsoever, and would not use any Evaluation Material other than in connection with evaluating or negotiating a possible transaction with the Company.

        The Confidentiality Agreement includes a customary standstill provision for the benefit of the Company that expires nine months from January 7, 2017. Such provision does not restrict Parent or its affiliates from making any proposal regarding a possible transaction with the Company to directly or indirectly acquire all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets (i) directly to the Company's Board of Directors on a confidential basis, but only if, in the case of any such proposal made prior to the time the Company enters into a definitive agreement with respect to a transaction with a person or "group" of persons (excluding the Company's affiliates) involving the direct or indirect acquisition by such person or group of all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets (whether by merger, consolidation, business combination, tender or exchange offer or otherwise), such proposal does not require any party to make a public announcement regarding the Confidentiality Agreement, such proposal or a possible transaction or any of the matters described above or (ii) publicly, but only in the event that the Company enters into a definitive agreement with respect to a transaction with a person or "group" of persons (excluding the Company's affiliates) involving the direct or indirect acquisition by such person or group of all or a controlling portion of the Company's equity securities or all or substantially all of the Company's assets (whether by merger, consolidation, business combination, tender or exchange offer or otherwise).

        This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

        On May 7, 2017, the Board of Directors unanimously (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer.

        Accordingly, and for other reasons described in more detail below, the Board of Directors recommends that holders of Shares tender their Shares to Purchaser pursuant to the Offer.

(i)
Background of Offer and Merger

        The following chronology summarizes the key meetings and other events between representatives of the Company and representatives of Parent, and between representatives of the Company and representatives of other potential parties to a strategic transaction during the period preceding the signing of the Merger Agreement. The information set forth below regarding Parent and Purchaser not involving the Company was provided by Parent and Purchaser, and neither the Company nor any of its affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which neither the Company nor any of its affiliates or representatives affiliates or representatives participated. For a review of Parent's additional key events that led to the signing of the Merger Agreement, please refer to Parent's Offer to Purchase being mailed to the Company's stockholders with this Schedule 14D-9.

        In the ordinary course of its business, the Board of Directors, with the assistance of the Company's senior management team and the Company's advisors, regularly reviews the near-term and long-term strategy, performance, positioning, and operating prospects of the Company with a view toward enhancing stockholder value. These reviews have included, from time to time, discussions as to whether the continued execution of the Company's strategy as a stand-alone company, a possible business combination with a third party or a possible sale of the Company to a third party offered the best opportunity to enhance stockholder value, as well as a review of the potential benefits and risks associated with each such course of action. As part of this process, the Company engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss") as legal counsel to assist the Company in evaluating certain potential strategic alternatives available to the Company.

        On February 1, 2016, Craig Leavitt, the Company's Chief Executive Officer ("CEO") and George Carrara, the Company's President and Chief Operating Officer ("President") had a meeting with Victor Luis, Parent's Chief Executive Officer, and Todd Kahn, Parent's President and Chief Administrative Officer, in New York to discuss a potential business combination.

        On February 16, 2016, Parent delivered an unsolicited, non-binding and preliminary indication of interest, addressed to the Company's CEO, President and Chair of the Board of Directors, regarding the potential acquisition of the Company by Parent, including a request for a period of exclusivity to conduct due diligence on the Company. The letter indicated a potential value of $22.00 per Share, subject to a number of conditions and confirmation through due diligence. Following receipt of the letter, the Company's CEO, President and Chair of the Board reviewed the indication of interest, agreed that it was not at a level sufficient to get the Company to engage, and agreed to review the indication of interest with the Board of Directors at its next scheduled meeting and further agreed that the Company's President would so notify Parent.

        On February 17, 2016, the Company's President called Mr. Kahn to indicate that Parent's non-binding indication of interest was not at a level sufficient to cause the Company to engage at such time.

        On February 24, 2016, at a regularly scheduled meeting of the Board of Directors, senior management and the Board of Directors discussed the indication of interest from Parent and the considerations with regard to a possible follow-up proposal by Parent. The Board of Directors determined to continue discussion of the indication of interest by Parent at the Company's regularly scheduled meeting on March 3, 2016. Paul Weiss reviewed with the Board of Directors its fiduciary duties in connection with the indication of interest and the legal and practical issues to be considered by the Board of Directors should Parent make a follow-up proposal. The Board of Directors agreed that the Company should formally engage a financial advisor to assist the Company and the Board of Directors in evaluating the indication of interest and any future proposals the Company might receive. At this meeting and regularly throughout the process in conjunction with meetings of the Board of Directors, the non-management directors met in executive session without members of management present.

        On February 26, 2016, at a special meeting of the Board of Directors, the Board of Directors, together with senior management and Paul Weiss, discussed the potential engagement of Perella Weinberg Partners LP ("Perella Weinberg"), which was under engagement at that time to provide general financial advice to the Company, as financial advisor to assist in evaluating potential proposals for an acquisition of the Company. At the request of the Board of Directors, Paul Weiss discussed the benefits of engaging Perella Weinberg, including the fact that Perella Weinberg had relevant experience in the industry and specific prior knowledge of the Company, through its prior and ongoing representation of the Company. Paul Weiss then discussed the fact that Perella Weinberg had previously represented Parent (see "Item 4—The Solicitation or Recommendation—Opinions of Financial Advisors" for further details). Paul Weiss reviewed with the Board of Directors, and the Board of Directors discussed, the benefits of, and issues presented by, engaging Perella Weinberg, including the fact any such retention would be premised on appropriate walls being put in place to make sure information was not shared with any of Perella Weinberg's other professionals involved with Parent and that Perella Weinberg would formally terminate its existing relationship with Parent. After further discussion, the Company was authorized to proceed with discussions with Perella Weinberg with the goal of finalizing a formal engagement on the basis discussed.

        On March 1, 2016, the Company issued its earnings release for the fourth quarter of fiscal year 2015. Following the release of the Company's fiscal 2015 fourth quarter earnings, the closing price of the Shares on March 1, 2016 was $21.99 per Share.

        On March 3, 2016, at a special meeting of the Board of Directors, senior management and the Board of Directors, together with Perella Weinberg and Paul Weiss, discussed the indication of interest from Parent and considerations with regard to a possible follow-up proposal by Parent. Perella Weinberg also made a presentation to the Company regarding considerations with respect to any follow-up proposals the Company might receive, including possible market reaction, and provided a preliminary view on other potential strategic acquirers of the Company. After consideration of the Company's recent performance, its long-range plan, strategic initiatives and financial condition, the Board of Directors confirmed the Company's response and determined not to further engage Parent. Following the discussion, Perella Weinberg and Paul Weiss left the meeting and the Board of Directors discussed the formal engagement of Perella Weinberg, including the terms of fee arrangements if and to the extent the Company were to engage in a strategic transaction, including a sale of the Company. The Board of Directors instructed the Company's senior management to negotiate the formal engagement with Perella Weinberg.

        On March 22, 2016, the Company formally engaged Perella Weinberg as its financial advisor in connection with the review of strategic alternatives.

        On May 4, 2016, the Company issued its earnings release for the first quarter of fiscal year 2016. Following the release of the Company's fiscal 2016 first quarter earnings, the closing price of the Shares on May 4, 2016 was $24.57 per Share.

        On July 6, 2016, Mr. Kahn had a discussion with the Company's President regarding his views on the retail industry generally. The parties did not discuss the specific terms of any potential transaction regarding Parent and the Company.

        On November 8, 2016, the Company's CEO and Mr. Luis met in New York to continue a dialogue about a possible transaction, though no formal proposal was provided at the meeting. The executives did not discuss a potential transaction price or other material transaction terms.

        On November 14, 2016, Caerus Investors ("Caerus"), a stockholder of the Company, released a public letter to the Board of Directors recommending a sale of the Company.

        On November 29, 2016, at a regularly scheduled meeting of the Board of Directors and in connection with the ongoing review of the Company's strategy, the Company's CEO discussed the letter provided by Caerus Investors and briefed the Board of Directors on discussions the CEO had with Caerus regarding Caerus' views on the potential sale of the Company. The CEO then provided the Board of Directors with a report on his meeting with Mr. Luis. Perella Weinberg then discussed the letter from Caerus and, together with Paul Weiss, discussed potential next steps. The Board of Directors authorized the Company to set up a virtual data room, but deferred its decision to authorize the Company to contact potential strategic parties until the next scheduled meeting of the Board of Directors on December 2, 2016, so that Perella Weinberg could present the Board of Directors with a specific list of potential counterparties.

        On December 1, 2016, the Company's CEO and Mr. Luis met again in New York and had a high-level discussion regarding a potential transaction. The executives did not discuss a potential transaction price or other material transaction terms.

        On December 2, 2016, at a regular telephonic meeting of the Board of Directors and in connection with the ongoing review of the Company's strategy, the Board of Directors, with the assistance of the Company's management, Perella Weinberg and Paul Weiss, discussed the Company's recent performance as compared to its guidance and relative to its peers and continued to explore potential alternatives to remaining a standalone public company, including potential strategic transactions with third parties. Perella Weinberg discussed recent shareholder communications, including discussions with Caerus, regarding a potential sale of the Company and provided the Company with its view of potential counterparties to a strategic transaction. At the end of such discussions, the Board of Directors directed Perella Weinberg to begin an exploratory process to gauge the interest of the likely potential counterparties with regard to a potential acquisition of the Company.

        On December 5, 2016, at the direction of the Board of Directors, Perella Weinberg began contacting prospective counterparties to a potential transaction, and ultimately contacted fifteen prospective counterparties including ten strategic entities and five financial sponsor entities. Of the parties contacted, three responded that they would be interested in further discussions: Parent, another strategic entity, who we refer to as Party A, and a financial sponsor, who we refer to as Party B.

        On December 7, 2016, the Company's CEO called Mr. Luis to inform him that the Company's Board of Directors had authorized the Company and its advisor to conduct an exploratory strategic review process and that Perella Weinberg would be contacting Parent with respect to such process over the next few days.

        On December 8, 2016, representatives of Perella Weinberg had a telephone conversation with Mr. Luis regarding a potential transaction involving Parent and the Company as part of Perella Weinberg's outreach to prospective counterparties.

        On December 20, 2016, representatives of Perella Weinberg spoke with representatives of Parent's financial advisor, Evercore Partners ("Evercore"), to further discuss additional detail on the Company's formal process to assess strategic interest in the Company. Perella Weinberg and Evercore were in periodic contact regarding a potential strategic transaction between Parent and the Company throughout the remainder of December 2016.

        On December 28, 2016, various media outlets reported that the Company was exploring a sale. Following such reports, on December 29, 2016, the Shares closed at a price of $17.86 per Share, which represented a $3.35 per Share increase from the unaffected December 27, 2016 price of $14.51 per Share.

        On January 7, 2017, a confidentiality agreement was entered into by Parent and the Company, following which the Company made an online data room, which contained nonpublic information about the Company, available to representatives of Parent and representatives of Evercore.

        On January 15, 2017, the Company instructed Perella Weinberg to upload to the online data room a bid process letter, which contained instructions for submitting preliminary indications of interest to the Company by February 13, 2017. The letter would be available to all parties that executed a confidentiality agreement with the Company and were provided access to the data room.

        On January 17, 2017, the Company and Party A executed a confidentiality agreement with respect to the process, following which the Company made an online data room available to Party A.

        On January 18, 2017, at a regularly scheduled meeting of the Board of Directors, the Board of Directors received an update from Perella Weinberg on the engagement of parties in connection with the strategic review process.

        On January 26, 2017, the Company and Party B executed a confidentiality agreement with respect to the process, following which the Company made an online data room available to Party B.

        On February 3, 2017, Party B informed Perella Weinberg that it would not be submitting a bid for the Company, citing concerns about the Company's reliance on its outlet channel for future growth, as well as general retail and sector specific weakness.

        On February 13, 2017, Parent submitted to Perella Weinberg a preliminary, non-binding indication of interest to acquire the Company within an initial indicative price range of $18.00-$22.00 per Share, with the consideration to consist of a combination of cash and Parent stock (the "Indication of Interest"). The Indication of Interest noted that the terms set forth in the Indication of Interest was subject to a number of conditions and approvals, including formal approval by the Parent board of directors of the final transaction terms and a full due diligence review of the Company to Parent's satisfaction. On the same date, Party A submitted a preliminary, non-binding indication of interest to acquire the Company in an all cash transaction within an initial indicative price range of $20.00-$22.00 per Share, subject to completion of due diligence and obtaining required internal approvals.

        On February 15, 2017, the Board of Directors held a meeting to review and consider, together with the Company's management and representatives from Perella Weinberg and Paul Weiss, among other things, the initial indications of interest received from Parent and Party A and other updates relating to the Board of Director's exploration of strategic and financial alternatives. Representatives of Perella Weinberg provided a summary of each indication of interest, including the level of diligence conducted to date by Parent and Party A. The Board of Directors, together with the Company's management and representatives from Perella Weinberg and Paul Weiss, discussed the ability of each of Parent and Party A to consummate a potential transaction with the Company. Paul Weiss then made a presentation regarding the Board of Directors' fiduciary duties in connection with a potential sale of the Company. Paul Weiss also summarized the terms of the proposed draft acquisition agreement that would be provided to Parent and Party A (the "Auction Draft Merger Agreement") with the Board of Directors. The Board of Directors directed Perella Weinberg to inform Parent and Party A that they would be invited to move forward in the process.

        On February 16, 2017, the Company issued its earnings release for the fourth quarter of fiscal year 2016 and, in connection therewith, publicly announced that the Board of Directors, together with the Company's management, Perella Weinberg and Paul Weiss, was conducting a process to explore and evaluate strategic alternatives for the Company to further enhance shareholder value.

        Between February 16, 2017 and March 21, 2017, the Company and its senior management, including the Company's CEO, President, Thomas Linko, its Chief Financial Officer ("CFO"), Deborah Lloyd, its Chief Creative Officer ("CCO") and Timothy Michno, its General Counsel ("GC"), participated in in-person meetings with the management of each of Parent and Party A. During such time, the Company and its advisors responded to various business, legal and accounting due diligence inquiries from Parent and Party A in connection with their respective valuations of the potential transaction. Additionally, representatives of the Company's management, including the CEO, President, CFO, CCO and GC, Perella Weinberg and Paul Weiss, held telephonic conferences with representatives of Parent, including Mr. Luis, Mr. Kahn, Kevin Wills, Parent's Chief Financial Officer, and Nancy Axilrod, Parent's General Counsel, as well as Evercore and Parent's legal counsel, Fried, Frank, Harris, Shriver & Jacobson LLP ("Fried Frank"), to respond to due diligence inquiries in connection with Parent's evaluation of the transaction.

        On February 27, 2017, Perella Weinberg provided Parent and Party A with a bid instruction letter for final round bids, indicating that the submission deadline for bids was March 27, 2017.

        On March 3, 2017, the Auction Draft Merger Agreement, which had been prepared by Paul Weiss in consultation with the Company, was provided to Parent and Party A via posting to the electronic data room.

        On March 8, 2017, at a regularly scheduled meeting of the Board of Directors, the Company's CEO, together with Perella Weinberg, provided the Board of Directors with an update on the ongoing strategic review process, including the management meetings with Parent and Party A. Perella Weinberg also briefed the Board of Directors on the potential impact of press commentary and analysts' reports speculating about a potential transaction involving the Company. Later that day, Party A informed Perella Weinberg that it would not be submitting a bid for the Company, citing concerns about trends in the Company's full price business and reliance on flash sales to generate revenue.

        On March 21, 2017, representatives of Parent informed representatives of the Company that Parent would not be submitting a formal definitive proposal to acquire the Company by the March 27, 2017 bid date based on concerns about trends in the Company's first quarter performance and other factors. Representatives of Parent expressed an interest in continuing the dialogue with the Company and reviewing the Company's first quarter results and requested that it be able to delay its final submission until such review. The Company did not receive any bids on the March 27, 2017 bid deadline date.

        On March 22, 2017, Mr. Luis had a telephone call with Mr. Leavitt reiterating the fact that Parent would not be submitting a final bid by the March 27, 2017 bid deadline. Mr. Luis indicated that Parent needed additional time to evaluate the potential transaction, but reiterated his belief that a combination of Parent and the Company would be a good strategic fit and Parent's interest in continuing the dialogue between the companies.

        On March 29, 2017, at a regularly scheduled meeting of the Board of Directors, Perella Weinberg, together with the CEO, updated the Board of Directors on the status of the process, including that Parent had requested that it be permitted to delay its final submission. Perella Weinberg, taking into account the evident and expressed continued interest of Parent and the relevance and imminent availability of the first quarter results, recommended extending the bid date. After discussion, the Board of Directors agreed with the recommendation.

        On April 18, 2017, the Company issued its earnings release for the first quarter of fiscal year 2017. Following the release of the Company's 2017 first quarter earnings, the closing price of the Shares on April 18, 2017 was $18.16 per Share, which represented a $1.24 per Share decrease from the closing price on April 17, 2017 of $19.40 per Share.

        On April 20, 2017, representatives of Evercore contacted representatives of Perella Weinberg by telephone and indicated that members of Parent senior management would like to have a meeting with members of the Company's senior management to discuss the Company's first quarter earnings and other outstanding business diligence items.

        On April 25, 2017, Parent's senior management and the Company's senior management, along with representatives of Perella Weinberg and Evercore, met to discuss the Company's first quarter earnings, year-to-date performance and outstanding business diligence items.

        On April 29, 2017, Parent submitted to Perella Weinberg an indicative non-binding proposal for the acquisition of the Company (the "April 29 Proposal") for $18.00 per Share in an all-cash transaction (the "Initial Purchase Price"), subject to a number of conditions, including completion of confirmatory due diligence to Parent's satisfaction. The Initial Purchase Price represented a premium of approximately 24% to the Company's unaffected stock price of $14.51 per share on December 27, 2016. The April 29 Proposal indicated that Parent would finance the transaction with third-party debt, and to the extent such third-party debt was not available at the proposed time of the transaction closing, Parent would not be required to close the transaction and the Company's sole and exclusive remedy would be to terminate the agreement and receive a termination fee from Parent equal to 4% of the equity value of the Company (the "Parent Termination Fee Structure"). Parent included a mark-up of the Auction Draft Merger Agreement in its proposal, setting forth additional deal terms, including a condition that certain key senior management of the Company execute retention agreements prior to the signing of the Merger Agreement.

        On May 1, 2017, the Board of Directors held a meeting to discuss the April 29 Proposal. Paul Weiss made a presentation on the Board of Directors' fiduciary duties in connection with a potential sale of the Company, following which Perella Weinberg and Paul Weiss summarized the material terms of the April 29 Proposal for the Board of Directors, including a comparison of key terms of the April 29 Proposal vs. the Auction Draft Merger Agreement. After being presented with the details of Parent's proposal, the Board of Directors discussed the April 29 Proposal, and reviewed and discussed the Projections, the Company's first quarter results and the underlying trend in the Company's business performance reflected therein, including sensitivity analysis related thereto. The Board of Directors then determined to reject the offer made in the April 29th Proposal and instructed Perella Weinberg to contact Evercore to indicate that the Board of Directors would not move forward with the transaction unless Parent increased its offer price and eliminated the Parent Termination Fee Structure. Following the meeting on the same day, representatives of Perella Weinberg had a telephonic conversation with representatives of Evercore to present the Company's position on price and the Parent Termination Fee Structure.

        On May 2, 2017, Parent submitted a revised indicative non-binding proposal to acquire the Company for $18.50 per Share in an all-cash transaction, with such proposal no longer containing the Parent Termination Fee Structure (the "May 2 Proposal"). The May 2 Proposal also included a further revised mark-up of the Auction Draft Merger Agreement, reflecting the increased offer price and the removal of the Parent Termination Fee Structure, but otherwise remaining unchanged, including with respect to the condition that certain key senior management of the Company execute retention agreements prior to the signing of the Merger Agreement.

        On May 3, 2017, the Board of Directors held a meeting, which was attended by members of the Company's senior management team and representatives from Perella Weinberg and Paul Weiss, to review and discuss the terms of May 2 Proposal. Perella Weinberg noted that the May 2 Proposal included additional value and eliminated the Parent Termination Fee Structure. The Board of Directors then reviewed and discussed the May 2 Proposal, the Projections, the Company's first quarter results and the underlying trend in the Company's business performance reflected therein, including sensitivity analysis related thereto. The Board of Directors noted the increase in the offer price from $18.00 to $18.50 and the elimination of the Parent Termination Fee Structure. Following the discussions, the Board of Directors authorized the Company's senior management, as well as Perella Weinberg and Paul Weiss, to proceed with negotiating a transaction and directing the Company and its advisors to obtain a transaction that provided a high degree of certainty of closing to the Company's shareholders. At that time, given that the Board of Directors was willing to proceed with negotiations on the basis of an $18.50 per Share offer price and the other material terms of the transaction agreements had been agreed to (other than the retention agreements with key senior management of the Company), the Board of Directors authorized certain members of the Company's senior management team to initiate negotiation on their respective post-closing retention arrangements with Parent in accordance with the terms previously discussed with the Board of Directors. Following the meeting, Perella Weinberg contacted Evercore to inform them that the Company was willing to proceed on the basis of an $18.50 per Share offer price. Additionally, Paul Weiss sent Fried Frank a revised draft of the Merger Agreement and during the period from May 3, 2017 until the Merger Agreement was executed by the Company and Parent on May 7, 2017, Paul Weiss and Fried Frank exchanged drafts of the Merger Agreement and other transaction documents and telephonically engaged in multiple discussions regarding the same. The outstanding issues during this time included how much and under what circumstances termination compensation would be payable by the Company to Parent, Parent's level of required efforts to obtain regulatory approvals, the treatment of the Company's equity awards, and retention of certain members of senior management of the Company. Representatives of Parent and its advisors continued a detailed due diligence review of the Company from this time through the time definitive transaction documents were executed. Additionally, from that time until May 7, 2017, the Company's senior management negotiated the terms of their employment retention and compensation arrangements.

        On May 5, 2017, the Board of Directors held a meeting, which was attended by members of the Company's senior management team and representatives from Perella Weinberg and Paul Weiss, to review and discuss the progress made in the negotiations and the terms still under negotiation in the Merger Agreement. Paul Weiss provided an update on the Merger Agreement discussions, noting that the terms of the then-current draft Merger Agreement provided a high degree of certainty of closing. Following the discussion, the Board of Directors instructed the Company's senior management, as well as Perella Weinberg and Paul Weiss, to proceed with negotiating a transaction.

        During the evening of May 7, 2017, the Board of Directors held a meeting, which was attended by members of the Company's senior management team and representatives from Perella Weinberg and Paul Weiss, to provide an update on the negotiations and to discuss the terms of the final Merger

Agreement. Perella Weinberg reviewed with the Board of Directors its financial analysis with respect to the proposed transaction. Perella Weinberg then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion from Perella Weinberg, dated as of May 7, 2017, that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $18.50 to be paid to the holders of Shares (other than as specified in such opinion) in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders (see "Item 4—The Solicitation or Recommendation—Opinions of Financial Advisors" for further details). Paul Weiss then made a presentation regarding the Board of Directors' fiduciary duties in connection with a potential sale of the Company and provided the Board of Directors with a detailed summary of the material terms and conditions of the final Merger Agreement. Paul Weiss also reviewed the terms of the arrangements with certain of the Company's senior management team (see "Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements"). After considering the foregoing, and taking into consideration the factors described under "Item 4—The Solicitation or Recommendation—Reasons for Recommendation," the Board of Directors unanimously: (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer.

        Following the meeting of the Board of Directors, the Company and Parent executed the Merger Agreement during the evening of May 7, 2017. The following morning of May 8, 2017, before market open on the NYSE, the Company and Parent issued a press release announcing the execution of the Merger Agreement.

(ii)
Reasons for Recommendation

        In evaluating the Merger Agreement and the Transactions, the Board of Directors consulted with senior management of the Company, as well as Perella Weinberg and Paul, Weiss. In the course of making its recommendation, the Board of Directors carefully considered numerous factors, including the following material factors and benefits of the Transactions, among others and not necessarily in order of relative importance:

Premium to Market Price; Certainty of Value

  •
  The fact that the Board of Directors considered the recent and historical market prices for the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the Offer Price of $18.50 payable in the Offer and the Merger represents:

  •
  a premium of approximately 27.5% over the closing price of the Shares on December 27, 2016 (the last trading day prior to the press speculation regarding a sale of the Company); and

  •
  a premium of approximately 9.0% over the closing price of the Shares on May 5, 2017 (the last trading day before public announcement of the Merger Agreement).

  •
  The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to the Company's stockholders and does not expose them to any future risks related to the business or the financial markets generally.

  •
  The oral opinion of Perella Weinberg rendered to the Board of Directors on May 7, 2017 and subsequently confirmed by delivery of a written opinion from each of Perella Weinberg dated as of May 7, 2017, that, as of such date and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein on the scope of review undertaken by Perella Weinberg as set forth in their written opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) in the Offer pursuant to the Merger Agreement was fair from a financial point of view to such holders (see "—Opinion of Financial Advisors" for further details).

Prospects of the Company

  •
  The Company's current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company's long-term business plan and prospects if it were to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of the Shares.

  •
  The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving the Company's long-term business plan in light of the current and foreseeable business and market conditions, including the risks associated with the Company's ability to successfully maintain and further develop the brand image and brand equity of the kate spade new york brand, as well as other risks and uncertainties; (ii) the risks and uncertainties associated with the U.S. and global economy, including a continued weakening or instability of certain economies, restricted credit markets and lower levels of consumer spending; (iii) changes in consumer shopping and buyer behavior; (iv) declining market conditions facing the retail sector generally, and the accessible luxury sector, specifically; (v) the impact of the declining retail market conditions on the Company, including as reflected in the Company's 2017 first quarter financial results, (vi) domestic and foreign currency fluctuations; (vii) general stock market conditions and volatility; and (viii) the other risks and uncertainties identified in the Company's filings with the SEC, including its Annual Report on Form 10-K for its year ended December 31, 2016.

  •
  The Board of Directors' belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Transactions represent the Company's best reasonably available alternative for maximizing stockholder value.

Active Competitive Process

  •
  The fact that the Company actively sought proposals from fifteen prospective counterparties to a potential transaction, including ten strategic entities and five financial sponsor entities, who were viewed as the most likely buyers that would have both the strategic interest and financial wherewithal to pursue a transaction with the Company; that, of the fifteen parties approached, only three responded that they would be interested in discussing a potential transaction; and that neither of the two parties other than Parent made a definitive proposal to acquire the Company. See Item 4. "The Solicitation or Recommendation—Background of the Offer and the Merger."

  •
  The fact that there had been numerous media reports regarding a potential sale of the Company during the five-month period prior to the announcement of the execution of the Merger Agreement.

  •
  The fact that, on February 16, 2017, the Company had publicly announced that it was conducting a process to review strategic alternatives.

  •
  That fact that, through extensive arm's-length negotiations with Parent, the Company and its advisors were able to obtain enhancements, including the increase in the Offer Price proposed by Parent from the time of its final indication of interest to the end of the negotiations and inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

  •
  The Board of Directors' belief that, based on negotiations and discussions with Parent, the Offer Price represented the highest price Parent was willing to pay.

  •
  The Board of Directors' conclusion that, in light of the absence of proposals from other parties, the Offer Price reflected the highest per Share value reasonably available as of the date of the Merger Agreement.

Speed and Likelihood of Consummation

  •
  The likelihood that the Transactions would be consummated without significant delay based on, among other things:

  •
  The structure of the transaction as a two-step acquisition of the Company, consisting of an Offer followed by a second-step Merger, and the fact that under Section 251(h) of the DGCL the Merger can be effected promptly following the consummation of the Offer, without a vote of the Company's stockholders;

  •
  The conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer;

  •
  The likelihood of obtaining required regulatory approvals;

  •
  The absence of any financing condition to the consummation of the Offer and the Merger;

  •
  The business reputation and capabilities of Parent and its management;

  •
  The financial resources of Parent and its general ability to complete acquisition transactions;

  •
  The Company's ability under the Merger Agreement to pursue damages; and

  •
  The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

  •
  The Board of Directors' belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Transactions will be unduly delayed or that the Transactions will not be consummated.

  •
  The Board of Directors' belief that the Merger Agreement's restrictions on the Company's ability to take certain actions during the pendency of the Transactions will not unduly interfere with the Company's ability to operate its business in the ordinary course.

  •
  The Company's ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement.

Financing Matters

  •
  The fact that Parent had, in connection with the Transactions, entered into a bridge facility commitment letter pursuant to which Bank of America N.A. ("Bank of America") and Merrill

    Lynch, Pierce, Fenner & Smith Incorporated (together with Bank of America, "BofA Merrill Lynch") committed to provide up to $2.1 billion under a 364-day senior unsecured bridge term loan credit facility to finance the Transactions in the event that Parent has not issued unsecured notes and obtained term loans prior to the consummation of the Transactions (as described in Section 9—"Source and Amount of Funds" of the Offer to Purchase, the "Financing"), to fund the Transactions and that such amount, together with Parent's cash on hand, would be sufficient to consummate the Transactions.

  •
  The fact that there are a limited number and nature of conditions to the Financing and the obligation of Parent to use its reasonable best efforts to satisfy the conditions to the Financing.

  •
  The absence of any financing condition to the consummation of the Offer and the Merger.

Appraisal Rights

  •
  The fact that appraisal rights under the DGCL would be available to the stockholders of the Company who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and fully comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to payment of the "fair value" of their Shares as determined by the Delaware Court of Chancery (see "—Appraisal Rights" under "Item 8. Additional Information").

"No-Shop" and Ability to Terminate in Certain Circumstances

  •
  The Company's ability, under certain circumstances, to furnish information to third parties making unsolicited Takeover Proposals (as defined in the Merger Agreement) and to engage in discussions and negotiations with such third parties.

  •
  The Company's ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, subject to the Company paying Parent a termination fee (the "Termination Fee") of $83,271,000.

  •
  The Board of Directors' ability, under certain circumstances, to withdraw or adversely modify, qualify or amend its recommendation in favor of the Transactions (an "Adverse Recommendation Change") at any time before the consummation of the Offer, in response to a superior proposal, subject to the Company paying Parent the Termination Fee if Parent terminates the Merger Agreement as a result of the Adverse Recommendation Change.

  •
  The Board of Directors' ability, under certain circumstances, to make an Adverse Recommendation Change in response to specified intervening events (as permitted by the Merger Agreement and not in connection with a superior proposal) at any time before the consummation of the Offer if the Board of Directors determines in good faith, and after consultation with its outside legal counsel, that failure to take such action would be in violation of the directors' fiduciary duties under applicable law, subject to the Company paying Parent the Termination Fee if Parent terminates the Merger Agreement as a result of the Adverse Recommendation Change.

  •
  The Board of Directors' belief that the Termination Fee payable to Parent in certain circumstances, including if the Company terminated the Merger Agreement to accept a superior proposal or if Parent terminated the Merger Agreement as a result of an Adverse Recommendation Change, was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to the Company following the announcement of the Merger Agreement and the Transactions.

  •
  The customary nature of the representations, warranties and covenants of the Company in the Merger Agreement.

        In the course of their deliberations, the Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

  •
  The fact that the all-cash price, while providing relative certainty of value, would not allow the Company's stockholders to participate in any possible growth and profits of the Company following the completion of the Transactions.

  •
  The restrictions in the Merger Agreement on the Company's ability to actively solicit any proposals that could lead to a Takeover Proposal, including restrictions on soliciting, initiating or knowingly facilitating or knowingly encouraging proposals or discussions or negotiations regarding a Takeover Proposal.

  •
  The fact that in certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal or if Parent terminates the Merger Agreement as a result of an Adverse Recommendation Change, the Company would be required to pay Parent the Termination Fee, including the potential impact of the applicable Termination Fee on the willingness of other potential bidders to propose takeover transactions, and the Board of Directors' belief that the Termination Fee was reasonable in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing proposal for the Company following the announcement of the Transactions.

  •
  The fact that the Company's monetary remedy in connection with a breach of the Merger Agreement (including in the case of fraud or willful and material breach) by Parent or Purchaser may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or Purchaser.

  •
  The absence of assurance that all conditions to the parties' obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied.

  •
  The potential effect of the public announcement of the Merger Agreement, including effects on the Company's revenues, customers, operating results and share price and the Company's ability to attract and retain key management and personnel.

  •
  The risks and costs to the Company if the Transactions do not close, including negative effects on the trading price of the Shares, the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company's business, vendor and customer relationships.

  •
  The restrictions on the conduct of the Company's business prior to the consummation of the Transactions, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the Transactions.

  •
  The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Transactions are not consummated, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions.

  •
  The fact that as an all-cash transaction the Transactions would be taxable to the Company's stockholders for U.S. federal income tax purposes, although the Board of Directors believe that this was mitigated by the fact that the entire consideration payable in the Transactions is cash, providing adequate cash for the payment of any taxes due.

  •
  The fact that certain executive officers and directors of the Company may have interests in the Transactions that are different from, or in addition to, those of the Company's stockholders (see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors").

  •
  The risk of litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

        The foregoing discussion of the factors considered by the Board of Directors is not intended to be exhaustive, but rather includes the principal material positive factors and material negative factors considered by the Board of Directors. While the Board of Directors considered potentially positive and potentially negative factors, the Board of Directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. The Board of Directors collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Board of Directors believed were appropriate. In view of the number and variety of factors and the amount of information considered, the Board of Directors did not find it practicable, nor did they attempt to assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

(iii)
Certain Unaudited Prospective Financial Information

        Except for its customary annual guidance, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions and estimates and various other factors, many of which are not within the Company's control. In the normal course of its financial planning, management of the Company prepared and provided to the Board of Directors, Perella Weinberg, Parent and Evercore preliminary projections for 2017 through 2019, which were discussed with the Board of Directors (the "Projections"), and directed Perella Weinberg to use the Projections in connection with the rendering of its fairness opinion to the Board of Directors and performing its related financial analysis, as described under the heading "—Opinion of Perella Weinberg Partners LP."

        The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP"). Neither the Company's independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The summary of the Projections is included in this Schedule 14D-9 solely to give the Company's stockholders access to certain preliminary financial information that were made available to the Board of Directors, Perella Weinberg, Parent and Evercore, and is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer or for any other purpose.

        The Projections (and a number of the assumptions on which they were based), while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company's management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive future year.

        The primary assumptions included in the Projections were:

  •
  An approximately 15% annual growth rate in revenue from fiscal year 2016 through fiscal year 2019, driven by comparable store sales growth in each year of the forecast period and expansion of store counts across key business channels and geographies;

  •
  An approximately 20 basis point expansion in gross margin, driven primarily by the Company's reduction in promotional activity and focus on quality of sale initiatives;

  •
  An approximately $295 million increase in selling, general and administrative expenses, due to investment in corporate, retail and divisional support functions, including marketing;

  •
  Annual capital expenditures ranging from approximately $77 million to approximately $90 million primarily driven by the opening of new store locations, investments in e-commerce capabilities, and maintenance of key information technology systems; and

  •
  Annual use of working capital of approximately $31 million to support the Company's growth in store count and expansions in its e-commerce businesses.

        These Projections were based on numerous variables and assumptions that were deemed to be reasonable as of January 2017. Actual results for the periods presented may differ substantially from those reflected in the Projections, and the Company may not achieve the financial results, savings or other benefits anticipated in the Projections or in the various assumptions on which they were based. The Projections are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks and uncertainties and other factors, some of which may be beyond the Company's control. Such risks, uncertainties and other factors, including the failure of actual conditions to conform to the assumptions used in the preparation of the Projections, could cause actual results to differ materially from those suggested by the Projections. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the Company's ability to successfully maintain and further develop the brand image and brand equity of the kate spade new york brand; the risks and uncertainties associated with the U.S. and global economy; changes in consumer shopping and buying behavior; declining market conditions facing the retail sector; foreign currency fluctuations; the Company's ability to grow and expand into new product categories; the Company's ability to grow and expand into new and underpenetrated international markets; and other risk factors described in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable periods. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

        The Company's historical results for the period ending on April 1, 2017, which were disclosed in the Company's quarterly report on Form 10-Q filed on May 1, 2017, reflect a significant negative variation from the budgeted performance for such period embodied in the Projections.

        The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Projections or can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved.

        Certain of the projected financial information set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

        All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2016, quarterly reports on Form 10-Q and current reports on Form 8-K. Please refer to the discussion entitled "Forward-Looking Statements" under "Item 8. Additional Information."

        In light of the foregoing factors and the uncertainties inherent in the Projections, the Company's stockholders are cautioned not to place undue, if any, reliance on the Projections.

        The following is a summary of the Projections:

	Fiscal years
	$ in millions
	2017	2018	2019
Net Sales	$1,510	$1,817	$2,098
Gross Profits	891	1,086	1,260
Total Selling, General and Administrative Expenses	(700)	(839)	(939)
Total Operating Income	191	246	322
Adjusted EBITDA(1)	272	348	430

(1)
Adjusted EBITDA (or earnings before interest, tax, depreciation and amortization) is a non-GAAP measure, derived by adding to Total Operating Income depreciation, amortization, impairments, and stock based compensation and subtracting joint venture losses. In addition to the uses described in this section, the Company uses non-GAAP financial measures, such as Adjusted EBITDA and/or Free Cash Flow, to monitor the performance of its business on a comparable basis and to determine certain levels of compensation. The Company believes the presentation of these measures enhances the ability of its investors to analyze trends in its business and provides them with a means to compare periods that may be affected by various items that might obscure trends or developments in its business. In addition, the Company presents Adjusted EBITDA because it believes it to be an important supplemental measure of its performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry. The following table shows a reconciliation from Total Operating Income to Adjusted EBITDA for the periods indicated:

	Fiscal years
	$ in millions
	2017	2018	2019
Total Operating Income	$191	$246	$322
Depreciation, Amortization and Impairment Expense	60	77	83
Joint Venture (Income)	(5)	(3)	(1)
Stock Based Compensation Expense	26	28	26

Adjusted EBITDA(1)	$272	$348	$430

        In connection with the discounted cash flow analyses performed by Perella Weinberg and discussed at page 40, the Company provided Perella Weinberg with management's projections of free cash flow, including items such as capital expenditures and change in net working capital and other cash flow related items. Such cash flow projections do not include an add-back for stock based compensation. Set forth below are projected capital expenditures, change in net working capital and free cash flow data for the years 2017 through 2019.

	Fiscal years
	$ in millions
	2017	2018	2019
Capital Expenditures	$(80)	$(90)	$(77)
Changes in Working Capital	(32)	(31)	(31)
Free Cash Flow(1)	110	176	213

(1)
Free cash flow is calculated based on cash flow from operations less capital expenditures and investments. Free cash flow is a liquidity measure that provides the Company and its investors with a measure to evaluate the ability of the Company to service its indebtedness and satisfy its capital expenditure needs.

	Fiscal years
	$ in millions
	2017	2018	2019
Cash Flow From Operations	$195	$271	$295
Capital Expenditures	(80)	(90)	(77)
Investments	(5)	(5)	(5)

Free Cash Flow	$110	$176	$213

Financing

        In connection with the Transactions, Parent entered into a bridge facility commitment letter pursuant to which BofA Merrill Lynch committed to provide up to $2.1 billion under a 364-day senior unsecured bridge term loan credit facility to finance the Merger in the event that Parent has not issued unsecured notes and obtained term loans prior to the consummation of the Merger (as described in Section 9—"Source and Amount of Funds" of the Offer to Purchase, the "Financing"), to fund the Transactions. The commitment is subject to customary conditions. The net proceeds of the Financing are to be used for the purposes of funding the Transactions, including the payment of any fees and expenses of, or payable by, Parent or Purchaser in connection with the Merger or the Financing. Each of Parent and Purchaser must use its reasonable best efforts to obtain the Financing on the terms and conditions described in the commitment documents. At Parent's sole cost and expense, the Company must, and must cause its subsidiaries to, use reasonable best efforts to provide, and use reasonable best effort to cause its and the Company's subsidiaries' respective representatives to provide, to Parent and Purchaser all reasonable cooperation in connection with the Financing as is customary and reasonably requested by Parent or Purchaser. The Transactions, including the Offer and the Merger, are not subject to any conditions related to the Financing.

(iv)
Opinion of Perella Weinberg Partners LP

        The Board of Directors retained Perella Weinberg to act as its financial advisor in connection with the Board of Directors' review of strategic alternatives publicly announced on February 16, 2017. The Board of Directors selected Perella Weinberg based on Perella Weinberg's qualifications, expertise and reputation and its knowledge of the business and affairs of the Company and the industries in which the Company conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

        On May 7, 2017, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Board of Directors that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $18.50 Offer Price to be received by the holders of Shares (other than Excluded Shares (as defined in the Merger Agreement)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of Perella Weinberg's written opinion, dated May 7, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex I and is incorporated by reference herein. Holders of Shares are urged to read Perella Weinberg's opinion carefully and in its entirety. The opinion does not address the Company's underlying business decision to enter into the Merger Agreement or the relative merits of the Transactions, including the Offer and the Merger, as compared with any other strategic alternative which may have been available to the Company. The opinion does not constitute a recommendation as to whether any holder of Shares should tender its Shares in the Offer or how such holder should otherwise act with respect to the proposed Transactions or any other matter and does not in any manner address the prices at which Shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Transactions to the holders of any other class of securities, creditors or other constituencies of the Company. Perella Weinberg provided its opinion for the information and assistance of the Board of Directors in connection with, and for the purposes of its evaluation of, the Transactions. This summary is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Perella Weinberg, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information with respect to the Company, including research analyst reports;

  •
  reviewed (x) the Projections and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company, including the management forecasts and (y) certain sensitivity cases with respect thereto, which sensitivity cases were developed with the consent of management and the Board of Directors;

  •
  reviewed certain publicly available financial forecasts relating to the Company;

  •
  discussed the past and current operations, financial condition and prospects of the Company with management of the Company and the Board of Directors;

  •
  compared the financial performance of the Company with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

  •
  compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

  •
  reviewed the historical trading prices and trading activity for the Common Stock, and compared such price and trading activity of the Common Stock with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

  •
  participated in discussions among representatives of the Company and Parent and their respective advisors;

  •
  reviewed the premia paid in certain publicly available transactions, which Perella Weinberg believed to be generally relevant;

  •
  reviewed a draft dated May 7, 2017 of the Merger Agreement; and

  •
  conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

        In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of the Company that, to their knowledge, information furnished by them for purposes of Perella Weinberg's analysis did not contain any material omissions or misstatements of material fact. Perella Weinberg does not express any view as to the assumptions on which the Projections are based. However, with the consent of the Board of Directors, Perella Weinberg considered the risks and uncertainties of achieving the Projections and the possibility that such Projections will not be realized. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor was Perella Weinberg furnished with any such valuations or appraisals, nor did Perella Weinberg assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of the Company. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final Merger Agreement would not differ in any material respect from the form of Merger Agreement reviewed by Perella Weinberg and that the Transactions would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed Transactions, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transactions. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

        Perella Weinberg's opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, or the form or structure of the Transactions or the likely timeframe in which the Transactions would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, whether relative to the Offer Price to be received by the holders of the Shares pursuant to the Merger

Agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood the Company had received such advice as it deemed necessary from qualified professionals.

        Perella Weinberg's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg's opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg's opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

        The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Board of Directors in connection with Perella Weinberg's opinion relating to the Transactions and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format.

        In order to fully understand Perella Weinberg's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg's financial analyses.

Historical Trading and Research

        52-Week High / Low Trading Prices.    Perella Weinberg reviewed the range of trading prices of Shares for the 52 weeks ended on December 27, 2016, the last undisturbed trading day prior to the day on which press reports indicated the Company was exploring the possibility of a sale. Perella Weinberg observed that, during such period, the trading share price of Shares ranged from $14.02 per share to $26.46 per share, as compared to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

        Perella Weinberg calculated the two-year, one-year, three-month and 30-day average closing price and volume weighted average price ("VWAP") of the Shares in each case as of December 27, 2016. The results of these calculations are summarized in the following table:

Time Period	VWAP	Average Closing Price
30-Day	$15.79	$15.63
Three-Month	$16.16	$16.37
One-Year	$19.23	$19.55
Two- Year	$21.28	$22.33

        The historical stock trading analysis provided general reference points with respect to the trading prices of Shares, which enabled Perella Weinberg to compare the historical prices with the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

        Research Analyst Price Targets.    Perella Weinberg reviewed and analyzed recent publicly available research analyst one-year price targets for the Shares based on published, publicly available Wall Street equity research reports. The median of the one-year price targets, excluding takeover price targets, for the Shares from research reports published after the release of the Company's first quarter FY 2017 earnings report (the "Post 1Q 2017 Reports") was $19.00. Using the Post 1Q 2017 Reports, Perella Weinberg discounted the one-year price targets to May 5, 2017 utilizing a 13.5% cost of equity, which was derived using the capital asset pricing model ("CAPM") and observed that such price targets ranged from approximately $14.20 per share to $19.50 per share, as compared to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

        The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares. Further, these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions. However, these estimates provided general reference points which enabled Perella Weinberg to compare such estimates with the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Publicly Traded Companies Analysis

        Perella Weinberg reviewed and compared certain financial information of the Company to corresponding financial information, market trading data and valuation multiples of certain selected publicly-traded companies. For each of the selected publicly-traded companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third party research estimates for forecasted information. For the Company, Perella Weinberg made calculations based on company filings for historical information and both consensus third party research estimates and the Projections for forecasted information.

        Using publicly available information, Perella Weinberg calculated and compared, for each selected company, (i) the ratio (the "EV/2017E EBITDA Multiple") of its enterprise value (based on such company's closing share price as of May 5, 2017) to its calendar year 2017 estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") and (ii) the ratio of its share price (based on such company's closing share price as of May 5, 2017) to its calendar year 2017 estimated earnings per share ("EPS"). The following table summarizes the results of this review:

Selected Publicly-Traded Companies	EV/2017E EBITDA Multiple	Share Price/2017E EPS
Core Peers
Coach, Inc.	10.0x	18.8x
Michael Kors Holdings	5.7x	9.4x
Other Accessible Luxury Companies
Moncler	14.5x	24.1x
Lululemon Athletica Inc.	11.6x	22.5x
Burberry Group, Inc.	10.8x	20.3x
Hugo Boss AG	9.9x	19.8x
Ralph Lauren Corporation	6.9x	15.6x

        Based on the multiples calculated as described above, Perella Weinberg's analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 7.0x to 8.5x to fiscal year 2017 EBITDA of the Company using Wall Street consensus estimates and the Company management's estimated EBITDA, to derive a range of estimated implied values of approximately $13.60 to $16.40 and $13.50 to $16.30 per Share, respectively. Further, Perella Weinberg applied a range of multiples of 17.0x to 20.0x to fiscal year 2017

EPS of the Company using Wall Street consensus estimates and the Company management's estimated EPS, to derive a range of estimated implied values of approximately $13.60 to $16.00 and $12.80 to $15.10 per Share, respectively. Perella Weinberg compared these ranges to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

        Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company's business. Accordingly, Perella Weinberg's comparison of selected companies to the Company and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

Discounted Cash Flow Analysis

        Perella Weinberg conducted a discounted cash flow analysis for the Company based on the Wall Street consensus estimates using FactSet ("Wall Street Consensus DCF") and the Projections ("Company Forecast DCF"), including certain sensitivity cases with respect to the Projections, by:

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  calculating, in each case, the present value as of April 1, 2017 of the estimated standalone unlevered free cash flows (calculated as operating income, including stock based compensation expense, after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that the Company could generate for the remainder of fiscal year 2017 through fiscal year 2019 using discount rates ranging from 10.5% to 12.5% based on estimates of the weighted average cost of capital of the Company derived using CAPM, and

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  adding, in each case, terminal values calculated using terminal value multiples ranging from 8.0x to 10.0x and discounted using rates ranging from 10.5% to 12.5%.

        Perella Weinberg estimated the range of terminal value multiples to 2019 EBITDA utilizing its professional judgment and experience, taking into account current multiples and expectations regarding long-term real growth and inflation.

        Perella Weinberg used a range of discount rates from 10.5% to 12.5% derived by application of the CAPM, which takes into account certain company-specific metrics, including the Company's target capital structure, the cost of long-term debt, marginal tax rate and Bloomberg three-year adjusted-beta, as well as certain financial metrics for the United States financial markets generally.

        From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for the Company (discounted at 10.5% to 12.5% and using terminal value multiples ranging from 8.0x to 10.0x). In calculating implied enterprise values, Perella Weinberg included a present value for net operating loss benefits ranging between $197 million and $186 million, depending on the various estimates and sensitivities. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt and added cash, cash equivalents, including restricted cash, and the book value of investments in unconsolidated subsidiaries in each case as of April 1, 2017. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method).

        In addition, Perella Weinberg reviewed with the management of the Company and Board of Directors various sensitivities with respect to the Projections. These sensitivities were developed with the consent of, and in consultation with, management and the Board of Directors of the Company. The sensitivities (referred to below as "2017 Trend Sensitivities DCF") (i) assumed that the Company's 2017 first quarter performance would continue throughout FY 2017 and incorporate the Projections growth rate for FY 2018 and 2019 EBITDA and (ii) assumed that the Company's 2017 first quarter performance would continue throughout 2017 and incorporate the Wall Street consensus growth rate projected for FY 2018 and 2019 EBITDA.

        These analyses resulted in the following approximate implied per share equity reference range for the Shares:

Range of Implied Value Per Share
Company Forecast DCF	$21.30 - $26.90
Wall Street Consensus DCF	$17.50 - $22.00
2017 Trend Sensitivities DCF	$15.10 - $23.40

        Perella Weinberg compared these ranges to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Transactions Analysis

        Perella Weinberg reviewed and analyzed the financial terms of selected transactions it deemed relevant. Using publicly available information, Perella Weinberg calculated, for each selected transaction, the implied enterprise value in the transaction as a multiple of EBITDA (the "EV/LTM EBITDA Multiple") over the last twelve months publicly reported prior to the announcement of the transaction. The following table summarizes the results of this review:

Announcement Date	Acquiror	Target	EV/LTM EBITDA Multiple
May 2011	PPR (Kering)	Volcom, Inc.	14.1x
March 2016	Samsonite International S.A.	Tumi Holdings, Inc.	13.8x
June 2011	V.F. Corporation	Timberland Company	12.9x
June 2011	Eurazeo	Moncler	12.0x
March 2014	Men's Wearhouse Inc.	Jos. A. Bank Clothiers Inc.	10.0x
May 2013	Apax Partners	rue21, Inc.	9.7x
October 2012	PVH Corporation	Warnaco Group	8.9x
December 2013	Sycamore Partners	The Jones Group Inc.	8.7x
November 2010	TPG Capital and Leonard Green & Partners, L.P.	J Crew Group, Inc.	8.6x
March 2013	Sycamore Partners	Hot Topic, Inc.	8.5x
May 2015	Ascena Retail Group Inc.	Ann, Inc.	7.8x

        Based on the results of this analysis and its professional judgment and experience, Perella Weinberg selected and applied a multiple range of 8.5x to 12.0x to the last twelve months EBITDA of the Company, as of April 1, 2017. From this analysis, Perella Weinberg derived an indicative implied value per share range for Shares of approximately $15.50 to $21.70 per Share. Perella Weinberg compared this range to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Premium Paid Analysis

        Using publicly available data, Perella Weinberg reviewed the premiums paid in selected acquisitions of U.S. based publicly-traded companies with transaction values between $2.0 billion and $5.0 billion for the ten-year period ended May 5, 2017 (excluding transactions involving financial institutions, energy, utility and real estate companies, as well as partial acquisitions).

        For each of the transactions, based on publicly available information, Perella Weinberg calculated the premium of the offer price in the Transaction to the transaction's premia of the offer price over ten-year period, five-year period, the last twelve months and year to date, and analyzed the 25th percentile, median and 75th percentile premium for all the transactions as a group. The results of these analyses are summarized in the following table:

Transactions over the Following Time Periods	25th Percentile	Median	75th Percentile
Ten-Year	20%	30%	42%
Five-Year	20%	29%	42%
Last Twelve Months	18%	23%	40%
Year to Date	18%	25%	32%

        Perella Weinberg noted that the premium to the closing price of the Shares on December 27, 2016 implied by the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was approximately 27.5%.

        Based on the premium paid data, and experience and judgment of Perella Weinberg, and recognizing that no company or transaction is identical to the Company or to the Transaction, respectively, Perella Weinberg applied a range of premiums of 20.0% to 40.0% to the closing price of the Common Stock on December 27, 2016 to derive a range of estimated implied values of approximately $17.40 to $20.30 per Share. Perella Weinberg compared this range to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Miscellaneous

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg's opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to the Company or the Transactions.

        Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Board of Directors as to the fairness, from a financial point of view, as of the date of such opinion, of the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg's analyses were based in part upon the Projections and other third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg's analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of the Company, Parent, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by the Company management or third parties.

        As described above, the opinion of Perella Weinberg to the Board of Directors was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Transactions. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the Company stockholders provided for in the Merger Agreement, which consideration was determined through arms-length negotiations between the Company and Parent. Perella Weinberg did not recommend any specific amount of consideration to the Company stockholders or the Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

        Pursuant to the terms of the engagement letter between Perella Weinberg and the Company dated March 22, 2016, the Company agreed to pay Perella Weinberg $3.5 million upon the delivery of Perella Weinberg's opinion, and agreed to pay Perella Weinberg an additional transaction fee that is currently estimated to be approximately $19 million upon the closing of the Transactions. The Company has agreed to pay Perella Weinberg a fee equal to 20% of any break-up, termination, topping or similar fee received by the Company upon receipt thereof, provided that such fee may not exceed the expected transaction fee that would have been received if the Transactions had been consummated. In addition, the Company agreed to reimburse Perella Weinberg for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by the Company and the rendering of its opinion. None of these payments affected Perella Weinberg's analysis or opinion.

        During the two year period prior to the date hereof, Perella Weinberg provided certain investment banking services to Parent, including general strategic advisory services for which Perella Weinberg received aggregate consideration of approximately $305,000. In addition, Perella Weinberg served as financial advisor to Parent in connection with its acquisition of Stuart Weitzman which closed in May 2015. Since Perella Weinberg's inception, it has received approximately $9 million in aggregate fees from Parent as compensation for investment banking services, with a majority of such fees being received in connection with the Stuart Weitzman transaction. During the two year period prior to the date hereof, neither Perella Weinberg nor its affiliates have had any other relationships with the Company, Parent or their respective affiliate for which compensation was received or is intended to be received by Perella Weinberg or its affiliates. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to the Company, Parent, and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of their business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company, Parent, or any of their respective affiliates.

(v)
Intent to Tender

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer (other than Shares as to which such holder acts in a fiduciary or representative capacity, does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions).

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        Pursuant to an engagement letter dated March 22, 2016, the Company engaged Perella Weinberg to act as its financial advisor in connection with the proposed Transactions. As compensation for services rendered by Perella Weinberg, the engagement letter provides for $3.5 million in fees payable upon the delivery of an opinion, plus a transaction fee that is currently estimated to be approximately $19 million, which is contingent upon consummation of the proposed Transactions. The Company has agreed to pay Perella Weinberg a fee equal to 20% of any break-up, termination, topping or similar fee received by the Company upon receipt thereof, provided that such fee may not exceed the expected transaction fee that would have been received if the Transaction had been consummated. In addition, the Company agreed to reimburse Perella Weinberg for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by the Company and the rendering of its opinion.

        Neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Offer.

        The information set forth in Item 4. "The Solicitation or Recommendation" is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        During the past 60 days, except for the scheduled vesting of Company stock options, Company restricted stock unit awards, Company performance share unit awards and Company market share unit awards in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the Company's knowledge, any of the Company's directors, executive officers, affiliates or any of the Company's subsidiaries.

Item 7.    Purposes of the Transaction, Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

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  a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

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  (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        We have agreed that, from the date of the Merger Agreement to the earlier of Acceptance Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, directly or indirectly solicit, initiate, facilitate or knowingly encourage alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 11—"The Merger Agreement; Other Agreements" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Golden Parachute Compensation

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation—Quantification of Potential Payments to the Company's Named Executive Officers in Connection with the Transactions," which is incorporated by reference herein.

Conditions of the Offer

        The information set forth in Section 15—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

Stockholder Approval Not Required

        On May 7, 2017, the Board of Directors (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer.

        If Purchaser satisfies the Minimum Tender Condition, it will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

        A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a "business combination" (defined to include mergers, among other things) with an "interested stockholder" (defined generally to include a person who beneficially owns or acquires 15% or more of a Delaware corporation's outstanding voting stock and the affiliates and associates of such person) for a period of three years following the time such person became an "interested stockholder" unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the Board of Directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, or (iii) the business combination is approved by the corporation's Board of Directors and the affirmative vote of 66-2/3% of the outstanding voting stock that is not owned by the person.

        In accordance with the provisions of Section 203 of the DGCL, the Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

Notice of Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in accordance with Section 262 of the DGCL.

        The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. The Board of Directors has fixed May 22, 2017, as the record date for determining the stockholders entitled to receive this notice of appraisal. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

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  within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about May 26, 2017), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

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  not tender such stockholder's Shares in the Offer; and

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  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten days after the closing of the Merger (as required by Section 262(d)(2) of the DGCL), Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time of the Merger to all of the Company's stockholders who delivered a written demand to the Company (in accordance with the first bullet above). However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Kate Spade & Company, Attention: Corporate Secretary, 2 Park Avenue, New York, New York 10016. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the "Delaware Court") demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered not the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Because immediately before the Merger the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267of the DGCL, the Delaware Court shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

        After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. Should any holder properly notify the Surviving Corporation that he, she or it intends to seek appraisal as described above, the Surviving Corporation may make such payment to the holder thereof in order to eliminate any accrual of interest.

        In determining the value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Delaware Court's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys' fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

        From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

        The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex II to this Schedule 14D-9.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

        As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Transactions, including the Offer and the Merger.

Antitrust Compliance

U.S. Antitrust Laws

        Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the applicable filing of Premerger Notification and Report Form with respect to the Offer, unless a Request For Additional Information and Documentary Material is received from the U.S. Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC"), or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a Request For Additional Information and Documentary Material, the waiting period will be extended through the 10th day after the date of substantial compliance with such request, unless the Antitrust Division or the FTC terminates the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time.

        However, at any time before or after Purchaser's acquisition of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company or their respective subsidiaries or affiliates. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable, seeking similar relief or seeking conditions to the completion of the Offer. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances.

        The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result would be. If any such challenge is threatened or commenced by the Antitrust Division or the FTC or any state or other person, the consummation of the Offer or the Merger may be delayed or fail to be completed.

        Under the HSR Act, each of Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made on May 17, 2017.

Japanese Antitrust Laws

        Both the acquisition of Shares pursuant to the Offer and the Merger are subject to the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended), and may be consummated only if (a) the 30-day waiting period from the date of receipt of the two filings has elapsed without a written notice from the Japan Fair Trade Commission ("JFTC") that notifies Parent of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filings or (ii) 90 calendar days from the date of the JFTC's complete receipt of the additionally requested Information) or (b) with respect to each of the acquisition of Shares and the Merger, the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that that the JFTC shortens the 30-day waiting period applicable to each of the two notifications. Parent and Merger Sub and Kate Spade both filed the draft applicable notifications on May 25, 2017 (Japan time), with respect to the Offer and the Merger and the waiting period is scheduled to expire 30 days after the formal notifications are submitted (unless further shortened by the JFTC).

Annual and Quarterly Reports

        For additional information regarding the business and the financial results and condition of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2016 and other Company filings made with the SEC.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 and the exhibits filed herewith contain forward-looking information related to Coach, Inc., Kate Spade & Company and the proposed acquisition of Kate Spade & Company by Coach, Inc. that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in

Schedule 14D-9 include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Coach, Inc.'s and Kate Spade & Company's plans, objectives, expectations and intentions, the financial condition, results of operations and business of Coach, Inc. and Kate Spade & Company, and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Kate Spade & Company's stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Coach, Inc.'s common stock and on Coach, Inc.'s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; and future business combinations or disposals. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Coach, Inc.'s overall business, including those more fully described in Coach, Inc.'s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2016, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Kate Spade & Company's overall business and financial condition, including those more fully described in Kate Spade & Company's filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2016, and its quarterly reports filed on Form 10-Q for the current fiscal year. The forward-looking statements in Schedule 14D-9 and the documents filed herewith speak only as of this date and the date of such documents, respectively. We expressly disclaim any current intention to update or revise any forward-looking statements contained in Schedule 14D-9 to reflect any change of expectations with regard thereto or to reflect any change in events, conditions, or circumstances on which any such forward-looking statement is based, in whole or in part.

Item 9.    Exhibits.

(a)(1)	Offer to Purchase, dated May 26, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent, filed with the SEC on May 26, 2017).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Summary Advertisement as published in The Wall Street Journal on May 26, 2017 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(7)	Joint Press Release, dated as of May 8, 2017, issued by the Company, Parent and Purchaser (incorporated by reference to Exhibit 99.1 to the Company's Schedule 14D-9C, filed with the SEC on May 8, 2017).

(a)(8)	Opinion dated May 7, 2017 of Perella Weinberg Partners LP to the Board of Directors of the Company (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of May 7, 2017 among the Company, Parent, and Purchaser (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on May 8, 2017).

(e)(2)	Confidentiality Agreement, dated January 7, 2017, between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Liz Claiborne, Inc. Amended and Restated Outside Directors' 1991 Stock Ownership Plan (incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995).

(e)(4)	Amendment to the Liz Claiborne, Inc. Amended and Restated Outside Directors' 1991 Stock Ownership Plan, effective as of December 18, 2003 (incorporated by reference to Exhibit 10(f)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).

(e)(5)	Form of Option Agreement under the Liz Claiborne, Inc. Amended and Restated Outside Directors' 1991 Stock Ownership Plan (incorporated by reference to Exhibit 10(m)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996).

(e)(6)	Liz Claiborne, Inc. Outside Directors' Deferral Plan (incorporated by reference to Exhibit 10(f)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).

(e)(7)	Liz Claiborne, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4(e) to the Company's Form S-8 dated as of January 25, 2001).

(e)(8)	Amendment No. 1 to the Liz Claiborne, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10(h)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).

(e)(9)	Form of Option Grant Certificate under the Liz Claiborne, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10(z)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000).

(e)(10)	Form of Special Retention Award Agreement under the Company's 2011 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated June 17, 2011).

(e)(11)	Liz Claiborne, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10(y)(i) to the Company's Quarterly Report on Form 10-Q for the period ended June 29, 2002).

(e)(12)	Amendment No. 1 to the Liz Claiborne, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10(y)(iii) to the Company's Quarterly Report on Form 10-Q for the period ended June 29, 2002).

(e)(13)	Amendment No. 2 to the Liz Claiborne, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10(i)(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).

(e)(14)	Amendment No. 3 to the Liz Claiborne, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10(i)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).

(e)(15)	Form of Option Grant Certificate under the Liz Claiborne, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10(y)(ii) to the Company's Quarterly Report on Form 10-Q for the period ended June 29, 2002).

(e)(16)	Liz Claiborne Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1(b) to the Company's Current Report on Form 8-K dated May 26, 2005).

(e)(17)	Amendment No. 1 to the Liz Claiborne Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 12, 2005).

(e)(18)	Form of Restricted Stock Grant Certificate under the Liz Claiborne Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2005).

(e)(19)	Form of Option Grant Confirmation under the Liz Claiborne Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 4, 2008).

(e)(20)	Liz Claiborne Inc. 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 23, 2011 which incorporates by reference Exhibit A to Definitive Proxy Statement for the 2011 Annual Meeting of the Company, filing April 7, 2011).

(e)(21)	Form of Restricted Stock Unit Grant Certificate under the 2011 Plan (incorporated by reference to Exhibit 10.47 to the Company's Form S-4 dated January 18, 2013).

(e)(22)	Form of Option Grant Certificate under the 2011 Plan (incorporated by reference to Exhibit 10.46 to the Company's Form S-4 dated January 18, 2013).

(e)(23)	Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Appendix B to Definitive Proxy Statement for the 2013 Annual Meeting of the Company filed April 3, 2013).

(e)(24)	Form of 2014 Market Share Unit Award Notice of Grant under the Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended April 5, 2014.

(e)(25)	Form of 2014 Performance Share Award Notice of Grant under the Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended April 5, 2014).

(e)(26)	Form of Staking Market Share Unit Award Grant Certificate under the Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended April 5, 2014).

(e)(27)	Form of Market Share Unit Award Notice of Grant under the Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10(j)(iv) to the Company's Annual Report on Form 10-K for the year ended January 3, 2015).

(e)(28)	Form of Option Grant Certificate under the Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10(j)(v) to the Company's Annual Report on Form 10-K for the year ended January 3, 2015).

(e)(29)	Form of 2015 Performance Share Award Notice of Grant under the Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10(j)(vi) to the Company's Annual Report on Form 10-K for the year ended January 3, 2015).

(e)(30)	Form of Performance Share Unit Award Notice of Grant and Grant Certificate under the Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 25, 2016).

(e)(31)	Form of Restricted Stock Unit Grant Confirmation Statement under the Fifth & Pacific Companies, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 25, 2016).

(e)(32)	Form of Executive Severance Agreement (incorporated by reference to Exhibit 10(l) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016).

(e)(33)	Employment Agreement by and between the Company and Craig Leavitt, dated January 7, 2014 (incorporated by reference to Exhibit 10(o) to the 2013 Annual Report).

(e)(34)	Employment Agreement by and between the Company and Deborah Lloyd, dated January 7, 2014 (incorporated by reference to Exhibit 10(p) to the 2013 Annual Report).

(e)(35)	Waiver Letter Agreement by and between the Company and Craig Leavitt, dated May 7, 2017.

(e)(36)	Waiver Letter Agreement by and between the Company and Deborah Lloyd, dated May 7, 2017.

(e)(37)	Waiver Letter Agreement by and between the Company and George Carrara, dated May 7, 2017.

(e)(38)	Waiver Letter Agreement by and between the Company and Thomas Linko, dated May 7, 2017.

(e)(39)	Waiver Letter Agreement by and between the Company and Timothy Michno, dated May 7, 2017.

(e)(40)	Waiver Letter Agreement by and between the Company and Linda Yanussi, dated May 7, 2017.

(e)(41)	Deal Completion Bonus Letter Agreement by and between the Company and George Carrara, dated May 7, 2017.

(e)(42)	Deal Completion Bonus Letter Agreement by and between the Company and Thomas Linko, dated May 7, 2017.

(e)(43)	Excerpts from the Company's Definitive Proxy Statement on Schedule 14A, filed on May 5, 2017 (incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A, as amended, filed on May 5, 2017).

(e)(44)	Excerpts from Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017 (incorporated by reference to Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC on April 28, 2016).

(e)(45)	Excerpts from the Company's Current Report on Form 8-K filed with the SEC on May 8, 2017 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 8, 2016).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

KATE SPADE & COMPANY
By:	/s/ GEORGE M. CARRARA
	Name:	George M. Carrara
	Title:	President and Chief Operating Officer

Dated: May 26, 2017

ANNEX I
Opinion of Perella Weinberg Partners LP

        [Letterhead of Perella Weinberg Partners LP]

May 7, 2017

The Board of Directors
Kate Spade & Company
2 Park Avenue
New York, New York 10016

Members of the Board of Directors:

        We understand that Kate Spade & Company, a Delaware corporation (the "Company"), Coach, Inc., a Delaware corporation ("Parent"), and Chelsea Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for, among other things, the tender offer for all of the outstanding shares of common stock, $1.00 par value, of the Company (the "Company Common Stock"), pursuant to which Merger Sub will pay $18.50 in cash (the "Per Share Consideration") for each share of Company Common Stock accepted (the "Tender Offer"). The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (together with the Tender Offer, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock, other than Company Common Stock owned by the Company or Parent or any wholly-owned subsidiary of either of them (other than Excluded Shares (as defined in the Merger Agreement)), will be converted into the right to receive the Per Share Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have requested our opinion as to the fairness from a financial point of view to the holders of the Company Common Stock other than Excluded Shares of the Per Share Consideration to be received by such holders in the proposed Transaction.

        For purposes of the opinion set forth herein, we have, among other things:

          1.     reviewed certain publicly available financial statements and other business and financial information with respect to the Company, including research analyst reports;

          2.     reviewed (x) certain internal financial statements, analyses, forecasts (the "Company Forecasts"), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company, including the management forecasts and (y) certain sensitivity cases with respect thereto, which sensitivity cases were developed with the consent of management and the Board of Directors of the Company;

          3.     reviewed certain publicly available financial forecasts relating to the Company;

          4.     discussed the past and current operations, financial condition and prospects of the Company, with management of the Company and the Board of Directors of the Company;

          5.     compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

          6.     compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

          7.     reviewed the historical trading prices and trading activity for the Company Common Stock, and compared such price and trading activity of the Company Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

    •
    participated in discussions among representatives of the Company and Parent and their respective advisors;

    •
    reviewed the premia paid in certain publicly available transactions, which we believed to be generally relevant;

    •
    reviewed a draft dated May 7, 2017 of the Merger Agreement; and

          8.     conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. We do not express any view as to the assumptions on which the Company Forecasts are based. However, with your consent, we have considered the risks and uncertainties of achieving the Company Forecasts and the possibility that such Company Forecasts will not be realized. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Merger Agreement will not differ in any material respect from the form of Merger Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

        This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Per Share Consideration to be received by the holders of the Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement or the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

        We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. As previously disclosed to you, during the two year period prior to the date hereof, Perella Weinberg Partners LP and its affiliates provided certain investment banking services to Parent for which Perella Weinberg Partners LP and its affiliates received compensation. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

        This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Tender Offer or how such holder should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by the holders of the Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
PERELLA WEINBERG PARTNERS LP

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

  (3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (4)
  In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), §253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection.

        An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.